As filed with the Securities and Exchange Commission on January 22, 2009

Registration No. 333-154898

_________________________________________________________________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1/A2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PEER REVIEW MEDIATION AND ARBITRATION, INC.

(Exact name of registrant as specified in its charter)

Florida	7389	65-1126951
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1450 S. Dixie Highway, Suite 230

Boca Raton, Florida 33432 (561) 347-1178

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Willis Hale

Chief Executive Officer

Peer Review Mediation and Arbitration, Inc.

1450 S. Dixie Highway, Suite 230

Boca Raton, Florida 33432 (561) 347-1178

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew I. Telsey, Esq.

Andrew I. Telsey, P.C.

12835 E. Arapahoe Road

Tower I Penthouse #803

Englewood, CO 80112

Tel: (303) 768-9221

As soon as practicable after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company:

[_]	Large accelerated filer	[_]	Accelerated filer
[_]	Non-accelerated filer	☒	Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, Par value $0.001 per share .........	323,940	$17.50	$5,668,950	$222.79*

(1)

Represents 323,940 shares of Common Stock underlying Purchase Options held by Sellling Shareholders exercisable into 323,940 shares of the Registrant’s Common Stock at an exercise price of $17.50 per share.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) and (g) under the Securities Act of 1933.

* $240.71 previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to Completion, dated January__, 2009

PROSPECTUS

PRELIMINARY

PROSPECTUS

Peer Review Mediation and Arbitration, Inc.

323,940 Shares of Common Stock Underlying Purchase Options

References in this Prospectus to the “Company,” “Peer Review,” “we,” “our” or “us” refer to Peer Review Mediation & Arbitration, Inc. This Prospectus relates to the offer and sale of up to 323,940 shares of our Common Stock (“Common Stock”) of Peer Review Mediation & Arbitration, Inc., a Florida corporation (“Peer Review”), underlying Purchase Options (the “Purchase Options”) issued and held by Selling Stockholders listed beginning on page 14 of this Prospectus (the “Selling Stockholders”), exercisable into shares of our Common Stock (the “Offering”) at an exercise price of $17.50 per share. See “Selling Stockholders.”

We will receive none of the proceeds from the sale of the Common Shares underlying the Purchase Options in this Offering. We will receive proceeds from the option exercise price upon exercise of the Purchase Options, if and when exercised. We intend to use these proceeds, if and when received, for acquisitions, working capital and other general corporate purposes. All costs associated with this registration will be borne by us.

Our Common Stock is not currently listed for trading on any exchange. It is our intention to seek quotation on the OTC Bulletin Board (the “OTCBB”) or other national exchange, if we qualify for listing on the same. There can be no assurances that our Common Stock will be approved for trading on the OTCBB, or any other trading exchange. The shares underlying the Purchase Options may only be sold by the Selling Stockholders at a price of $17.50 until our Common Stock is approved for trading.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

SEE “RISK FACTORS” BEGINNING ON PAGE 6.

We have arbitrarily determined the exercise price of the Purchase Options at $17.50 per share. The exercise price bears no relationship to our assets, book value, earnings or any other customary investment criteria. The information in this Prospectus is not complete and may be changed. This Prospectus is included in the registration statement that was filed by Peer Review with the Securities and Exchange Commission. The Selling Stockholders may not sell their shares underlying their Purchase Options until the registration statement becomes effective. This Prospectus is not an offer to sell the shares underlying the Purchase Options and is not soliciting an offer to buy the shares underlying the Purchase Options in any State where the offer or sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ____________, 2009

PROSPECTUS SUMMARY

This summary provides an overview of certain information contained elsewhere in this Prospectus and does not contain all of the information that you should consider or that may be important to you. Before making an investment decision, you should read the entire Prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to the financial statements. In this Prospectus, the terms “Peer Review,” “the “Company,” “we,” “us” and “our” refer to Peer Review Mediation and Arbitration, Inc. and its subsidiaries, unless otherwise specified herein.

OVERVIEW

Peer Review Mediation and Arbitration, Inc., (“Peer Review,” “PRMA,” “we,” “our” or the “Company”) was incorporated under the laws of the State of Florida on April 16, 2001. We have been conducting business operations ever since, primarily focused on the creation and continual development of our proprietary Private Network Application (“PNA”) which allows direct access to our Peer Review Data Archival resource via our peerreviewboard.com Internet web site. Our wholly owned subsidiary, Independent Review, Inc. (“IRI”) is engaged in providing medical case reviews to the Texas Insurance Commission pursuant to a license from the State of Texas. We recently formed another wholly owned subsidiary, ProMed Alliance, Inc., a Florida corporation (“ProMed”). ProMed will provide member benefits related to revenue, expense, and support services to physicians that are currently in our network of physician experts.

Our service enables subscribers, attorneys, insurance claims agents, healthcare providers and consumers the ability to efficiently search and engage medical experts for a variety of medical consulting projects. PRMA maintains a network of independent physicians as members of its Peer Review Board, available to assist in areas such as: expert medical opinions and testimony, legal case evaluation and strategy, assessment of damages, case valuation, medical peer review and chart review, independent medical review, quality and utilization review, medical case management, and medical second opinion.

We incurred net losses of ($1,125,390) during the nine month period ended September 30, 2008 (($0.14) per share), and ($1,400,209) and ($1,323,120) during the years ending December 31, 2006 and December 31, 2007, respectively. We had minimal sales of $54,574 during the nine months ending September 30, 2008. During the years ended December 31, 2006 and December 31, 2007, we generated revenues from product sales in the amounts of $79,445 and $114,386, respectively. Based upon our current business plan, we expect to continue to incur losses until the end of 2009 and there can be no assurances that we will ever establish profitable operations. See “Risk Factors.”

Since December 2006 we have successfully closed three (3) separate private offerings of Units, each Unit consisting of one share of our Common Stock and one Purchase Option exercisable to purchase one share of our Common Stock at a price of $5.00 per Unit. In December 2006 we closed our initial private offering of Units wherein we sold 113,290 Units to 114 “accredited” investors, as that term is defined under the Securities Act of 1933, as amended (the “33 Act” or the “Securities Act”), and received gross proceeds of approximately $566,450 therefrom. In December 2007 we closed a private offering of Units, selling 71,453 Units to 49 “accredited” investors, as that term is defined under the Securities Act, for gross proceeds of $357,265. In June 2008 we closed a private offering of Units wherein we sold 89,197 Units to 33 “accredited” investors for gross proceeds of $445,985. In May 2008 we also issued 50,000 Units in consideration for services valued at $250,000 in favor of 5 persons. We relied upon the exemptions from registration provided by Section 4(2) and Regulation D promulgated under the 33 Act to issue these Units. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Liquidity and Capital Resources” and “Description of Securities.”

Our executive offices are located at 1450 S. Dixie Highway, Suite 201, Boca Raton, FL 33432. Our web site address is http://www.peerreviewboard.com. Information contained on our web site is not a part of this Prospectus. Investors should rely only upon the information contained herein.

ABOUT THE OFFERING

Common Stock Underlying Purchase Options to be Offered by Selling Stockholders

323,940 shares underlying Purchase Options that are issued and outstanding as of the date of this Prospectus. This number represents approximately 4% of the total number of Common Shares to be outstanding upon exercise of the Purchase Options.

Number of shares outstanding after the Offering if all the shares are sold	8,614,126

Exercise Price of Purchase Options

$17.50 per share, a price arbitrarily established by us as provided in the Purchase Option Agreement. The shares underlying the Purchase Options may only be sold by the Selling Stockholders at a price of $17.50 until our Common Stock is approved for trading.

Use of Proceeds

The Selling Stockholders will receive the net proceeds from the sale of the shares underlying their Purchase Options. We will not receive any proceeds from the sale of the shares underlying the Purchase Options but will receive $5,668,950 if all of the Purchase Options are exercised, of which there can be no assurance. We intent to use these proceeds for acquisitions, working capital and other general corporate purposes. See “Use of Proceeds” on Page 13.

Risk Factors	See the discussion under the caption “Risk Factors” and other information in this Prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Stock.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the related notes to those statements included in “Financial Statements” and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Prospectus. The selected financial data has been derived from our audited and unaudited, reviewed financial statements.

Statement of Operations:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2006		2008	2007
				(Unaudited)	(Unaudited)

Revenues	$114,386	$79,455		$54,574	$99,356

Total operating expenses	$1,410,152	$1,423,314		$1,157,080	$1,085,472
Loss from operations	$(1,360,660)	$(1,397,035)		$(1,124,409)	$(1,044,710)
Other income (expense)	$37,540	$(3,174)		$(981))	$37,968
Provision for income tax	$–	$–	$
Net income (loss)	$(1,323,120)	$(1,400,209)		$(1,125,390)	$(1,006,742)

Net income (loss) per share – basic and fully diluted	$(0.16)	$(0.18)		$(0.14)	$(0.12)
Weighted common shares outstanding	8,075,845	7,906,170		8,201,293	8,065,503

Balance Sheet:

	Year Ended December 31, 2007	Year Ended December 31, 2006

Cash	$198,256	$288,568
Current assets	$201,888	$408,728
Total assets	$224,266	$434,173
Current liabilities	$2,650,092	$1,945,329
Total liabilities	$2,650,092	$1,945,329
Total stockholders’ equity	$(2,425,826)	$(1,511,156)

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made some statements in this Prospectus, including some under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere, which constitute forward-looking statements. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions or transactions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under “Risk Factors” and elsewhere in this Prospectus. In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

RISK FACTORS

An investment in our Common Stock is a risky investment. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing shares of our Common Stock offered hereby. We believe that we have included all material risks.

RISKS RELATING TO OUR OPERATIONS

We have a history of operating losses and have been unprofitable since inception.

We incurred a net loss of ($1,125,390) during the nine month period ended September 30, 2008 and ($1,400,209) and ($1,323,120) during the years ending December 31, 2006 and December 31, 2007, respectively. We expect to incur substantial additional operating losses in the future. We had minimal sales of $54,574 during the nine months ending September 30, 2008. During the years ended December 31, 2006 and December 31, 2007, we generated revenues from product sales in the amounts of $79,445 and $114,386, respectively. We cannot assure you that we will continue to generate revenues from operations or achieve profitability in the near future or at all.

We have a working capital loss, which means that our current assets are not sufficient to satisfy our current liabilities.

We had a working capital deficit (the amount our current liabilities exceeded our current assets) of ($2,948,490) during the nine months ending September 30, 2008, and ($2,448,204) at December 31, 2007. Current assets are assets that are expected to be converted to cash or otherwise utilized within one year and, therefore, may be used to pay current liabilities as they become due. Our working capital deficit means that our current assets are not sufficient to satisfy all of our current liabilities on that date.

The report of our independent auditors contains an explanatory paragraph relating to our ability to continue as a going concern.

Our auditor, Ronald R. Chadwick, P.C., stated in notes to our audited financial statements for December 31, 2006 and December 31, 2007, that there is doubt about our ability to continue as a going concern. Our accompanying financial statements have been prepared on a going concern basis, which contemplates our continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Since inception, we have incurred substantial operating losses and expect to incur additional operating losses over the next several years. As of the year ended December 31, 2007, we had an accumulated deficit of ($8,791,404). Our accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. We have financed our operations since inception primarily through equity financings and we will continue to depend on external financing to fund our operations over the next several years. No assurances can be given that the additional capital necessary to meet our working capital needs or to sustain or expand our operations will be available in sufficient amounts or at all. Continuing our operations over the next twelve months is dependent upon obtaining such further financing. These conditions raise substantial doubt about our ability to continue as a going concern.

We may not be able to obtain the significant financing that we need to continue to operate.

We may not be able to obtain sufficient funds to continue to operate or implement our business plan. No assurances can be given that the additional capital necessary to fund operations and implement our business plan will be available in sufficient amounts or at all, in which case we may have to curtail our business plans, or in the worst case cease operations.

Unless we can reverse our history of losses, we will have to discontinue operations.

If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. We will need to generate significant revenues to achieve profitability and we may be unable to do so. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

Our products are based upon our non-patented proprietary technology and our business could be adversely affected if we lose our intellectual property rights.

We have no patents to protect our proprietary platform we developed over several years. We employ various contractual methods to protect our proprietary information, including confidentiality agreements with vendors, employees, consultants and others. Despite these precautions, our or substantially equivalent technology or information may become known to, or be independently developed by, our competitors, or our proprietary rights in intellectual property may be challenged. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We will need substantial financing to continue our operations.

We currently have limited working capital, which will not be sufficient to attain our goals. Management is evaluating and formulating financing plans to enhance our ability to fund operations. We will need the proceeds from the exercise of the Purchase Options and corresponding purchase of the underlying Common Stock to continue operations. If we issue additional securities, our shareholders may experience further dilution of their ownership interest. In addition, we may issue securities that result in the holders of these securities having rights senior to those of the holders of our Common Stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced. There is no assurance that we will receive enough proceeds from the exercise of the Purchase Options, or otherwise, to continue operations.

We may face competition from more established companies in the future.

The case management, case utilization, expert opinion and testimony consulting business are presently a fragmented industry with many small organizations providing experts on a local or regional basis. However, it is possible that business entities with greater resources, including financial, administrative and operational, will enter this industry and compete with us in the future. If that occurs it may have a negative impact on our ability to compete with these new competitors, as well as a negative impact on our ability to become profitable. Our services are being offered through our interactive technology and data archive, with no history of successful operations.

Governmental regulation of our products and services could increase our costs and adversely affect sales.

As with all business entities including those specifically engaged in providing business-to-business services, as well as to the general public, we are subject to a wide range of ever-changing federal, state and local statutes, rules and regulations, including: securities laws, anti-trust laws, labor relations laws, federal and state labor (wage & hour) laws, the Americans With Disabilities Act, the Occupational & Safety Health Administration (“OSHA”) and other government regulatory mandates. Currently, we are not hindered by federal or state regulation and are only affected by the requirement of registration with a state to conduct medical reviews of insurance denials for the state in those states that require registration. However, governmental regulation could materially adversely affect our business, financial condition and results of operations. See “Description of Business – Government Regulations.”

The loss of our founder and Chief Executive Officer will have a material adverse affect on our business and prospects.

Our success is dependent on the efforts and abilities of our founder, Chief Executive Officer, and Chairman of the Board, Willis Hale. The loss of our founder could have a material adverse effect on our business and prospects. We carry life insurance on Mr. Hale of $250,000, which amount is, in all likelihood, insufficient to guarantee the return of an investor’s investment.

Mr. Hale is currently our only executive level officer as well as our Chairman of the Board and he may take action that is beneficial to him and other insiders and not to our other shareholders.

Our CEO, Mr. Hale, is our only executive level officer and Chairman of our Board of Directors. He controls all matters requiring director approval and all officer level decisions. Mr. Hale currently controls beneficially 59.3% of our Common Stock, and effectively controls all matters requiring director and stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers. He also has the ability to block, by his ownership of our stock, an unsolicited tender offer. This concentration of ownership by Mr. Hale could have the effect of delaying, deterring or preventing a change in control of our Company that you might view favorably.

If we cannot attract, retain, motivate and integrate additional skilled personnel, our ability to compete will be impaired.

Many of our current competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

Our officers and directors are indemnified against certain losses, and we do not carry officer & director insurance, so we may be exposed to costs associated with litigation.

Our Articles of Incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. If our directors or officers become exposed to liabilities and invoke these indemnification provisions, we could be exposed to additional un-reimbursable costs, including legal fees. Extended or protracted litigation could have a material adverse effect on our cash flow.

Because we do not currently have an audit or compensation committee, shareholders will have to rely on our officers and directors, who are not independent, to make decisions on their own compensation.

We do not have any audit or compensation committee. These functions are performed now by our Chairman. We currently have no members of our Board of Directors who are independent directors. Thus, there is a potential conflict in that Mr. Hale, our Chairman of the Board and our CEO. will decide on discussions concerning management compensation and audit issues that may affect management decisions. We do anticipate retaining independent directors in the near future. Once appointed or elected, we expect to create both an audit, compensation and other committees.

Mr. Hale, our Chief Executive Officer and Chairman, also acts as our Chief Financial Officer. As a result, there may be significant risk to our Company from a corporate governance perspective.

Mr. Hale, our Chief Executive Officer and Chairman of the Board of Directors, makes decisions such as the approval of related party transactions, his and other compensation and the oversight of the accounting function. Accordingly, there currently is no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. While we expect to retain additional executive management in the future, including a Chief Financial Officer, once we have sufficient funds to do so, until we do so the inherent controls that arise from the segregation of executive duties may not prevail. In addition, our Chief Executive Officer and Chairman will exercise full control over all matters that typically require the approval of a Board of Directors. The actions of our executive officers and directors are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to us from the corporate governance perspective. Our executive officers and Directors exercise control over all matters requiring shareholder approval including the election of directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which shareholders may have more limited protections against the transactions implemented by our executive officers and Directors, conflicts of interest and similar matters. We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent Director. Shareholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics. We have not adopted a Code of Ethics or any of these other corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committee, but expect to do so prior to our Common Stock becoming listed for trading. There are no assurances that our Common Stock will be approved for trading.

We have executed three non-binding letters of intent with companies we intend to acquire. There are no assurances that we will acquire these companies.

We have entered into non-binding Letters of Intent to purchase Max Systems, Inc., Mediation Training Institute, Inc., and AmeriMed Corporation. See “Description of Business – Letters of Intent” below. The deadline for closing these acquisitions has passed, or will expire in October 2008. Although these closing dates have passed, our management has been informed by management of each entity to be acquired that no other offers are pending. While no assurances can be provided, we believe that these potential acquisitions will close upon competition of this Offering if the Purchase Options are exercised. If we are unable to obtain capital from the exercise of the Purchase Options and/or other means, it is doubtful we will be able to make these acquisitions. Additionally, even if we are able to obtain the required capital some or all of these potential acquisitions may not be consummated because of other reasons such as discoveries during our due diligence.

The terms of the acquisitions we intend to make have been established via arms length negotiations and we did not obtain any independent valuations for any of these companies.

We may be acquiring such companies at an over-valued valuation, with unknown liabilities and expenses to us at this time, and actual or pending lawsuits that may adversely affect our Company.

Shareholders may incur dilution in the future.

If we are successful in consummating these acquisitions, our shareholders will incur dilution.

The proposed terms of these acquisitions provide for the issuance of an aggregate of 280,000 shares of our restricted Common Stock. In addition, in order to obtain the funds we require to acquire these companies, we will be relying upon funds received from the exercise of our Purchase Options to pay for these and possibly other future acquisitions. If these Purchase Options are exercised, the holders will receive up to 323,940 shares of our Common Stock. As a result, the percentage of ownership of each of our then current shareholders will decrease.

Any of our proposed acquisitions we make could be difficult to integrate with and harm our existing operations.

We expect to continue making strategic business acquisitions. Evaluating acquisition targets is difficult, and acquiring other businesses involves risks, including difficulty in integrating the acquired operations and retaining acquired personnel, difficulty in retaining acquired sales and distribution channels and customers, diversion of management’s attention from and disruption of our ongoing business, and difficulty in incorporating acquired technology and rights into our product and service offerings and maintaining uniform standards, controls, procedures and policies. There can be no assurances we will be successful in integrating these new businesses into our current operations and the failure to do so will have a negative impact on our results of operations.

RISKS RELATING TO OUR COMMON STOCK

There is no trading market for our securities and there can be no assurance that such a market will develop in the future.

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, registering those shares underlying the Purchase Options that we issued in our recent private offering, of which this Prospectus is a part. In addition, we intend to have an NASD licensed market maker file an application to have our Common Stock listed for trading on the OTC Electronic Bulletin Board operated by FINRA, or another national exchange if we can qualify for listing requirements. The process of obtaining a listing for our Common Stock on the OTCBB involves a market maker submitting an application with FINRA. FINRA then reviews the application and issues comments, or questions, concerning our Company and the class of stock (Common Stock) for which a listing has been requested. The process of listing our Common Stock for trading on a national exchange is similar. There is no assurance that our application for listing on the OTCBB or a national exchange will be approved, or if so approved that a market will develop in the future or, if developed, that it will continue. In the absence of a public trading market, an investor may be unable to liquidate his investment in our Company.

If we are successful in listing our Common Stock for trading on the OTCBB, there are no automated systems for negotiating trades on the OTCBB and it is possible for the price of a stock to go up or down significantly during a lapse of time between placing a market order and its execution, which may affect your trades in our securities.

Because there are no automated systems for negotiating trades on the OTCBB, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders, an order to buy or sell a specific number of shares at the current market price, it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

If we list our Common Stock for trading on the OTCBB, our stock may be considered a “penny stock” so long as it trades below $5.00 per share. This can adversely affect its liquidity.

If and when trading commences on the OTCBB, our Common Stock may be considered a “penny stock” so long as it trades below $5.00 per share and as such, trading in our Common Stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities. In addition, few broker or dealers are likely to undertake these compliance activities. Other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

We do not anticipate payment of dividends, and investors will be wholly dependent upon the market for the Common Stock to realize economic benefit from their investment.

As holders of our Common Stock, you will only be entitled to receive those dividends that are declared by our Board of Directors out of retained earnings. We do not expect to have retained earnings available for declaration of dividends in the foreseeable future. There is no assurance that such retained earnings will ever materialize to permit payment of dividends to you. Our Board of Directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

Any adverse effect on the market price of our Common Stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

If and when our registration statement is declared effective, holders of our shares of Common Stock that are registered pursuant to our registration statement will be permitted, subject to few limitations, to freely sell these shares of Common Stock. At that time, sales of substantial amounts of Common Stock, or in anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our Common Stock, if and when such a market develops.

If the Purchase Options are exercised, we will issue 323,940 additional shares of our Common Stock which would reduce investor percentage of ownership and may dilute our share value. We do not need shareholder approval to issue additional shares.

Our Certificate of Incorporation authorizes the issuance of 45,000,000 shares of Common Stock, par value $.001 per share. The issuance of all or part of the 323,940 shares of Common Stock underlying our Purchase Options may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. We may value any Common Stock issued in the future on an arbitrary basis. The issuance of Common Stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our Common Stock.

Because we do not intend to pay dividends, shareholders will benefit from an investment in our Common Stock only if it appreciates in value.

We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our Common Stock will depend upon any future appreciation in its value. There is no guarantee that our Common Stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

RISKS RELATING TO THIS OFFERING

We have arbitrarily determined the offering price, which exceeds the book value of the securities and may not reflect the actual market price for the securities.

The exercise price of the Purchase Options of $17.50 has been solely determined by us arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Common Stock in the trading market after this Offering. The market price of the securities offered herein, if any, may decline below the exercise price of the Purchase Options. The stock market has experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against various companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, such litigation would result in substantial costs and a diversion of management’s attention and resources, which would increase our operating expenses and affect our financial condition and business operations. Since an underwriter has not been retained to offer the securities, our determinations of the exercise price has not been determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price does not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value. Therefore, investors may be unable to recoup their investment if the value of our securities does not materially increase.

There is no public market for the securities and even if a market is created, the market price of our Common Stock will be subject to volatility.

Prior to this Offering, there has been no public market for our securities and there can be no assurance that an active trading market for the securities offered herein will develop after this Offering, or, if developed, be sustained. We anticipate that, upon completion of this Offering, we will cause an application to be filed on our behalf to list our Common Stock for trading on the OTC Bulletin Board. If for any reason, however, our application is not approved or if and when listed we do not take all action necessary to allow such market to continue quotation on the OTC Bulletin Board or a public trading market does not develop, purchasers of our Common Stock may have difficulty selling their securities should they desire to do so and holders may lose their entire investment.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares of our Common Stock.

State securities laws may limit secondary trading, which may restrict the states in which you can sell the shares offered by this Prospectus.

If you purchase shares of our Common Stock sold in this Offering, you may not be able to resell the shares in any state unless and until the shares of our Common Stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our Common Stock for secondary trading, or identifying an available exemption for secondary trading in our Common Stock in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our Common Stock in any particular state, our Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our Common Stock, the market for our Common Stock will be limited which could drive down the market price of our Common Stock and reduce the liquidity of the shares of our Common Stock and a stockholder’s ability to resell shares of our Common Stock at all or at current market prices, which could increase a stockholder’s risk of losing some or all of his investment.

Our Common Stock is restricted from resale for 18 months by a contractual lock-up.

Except for the shares of our Common Stock underlying the Purchase Options, holders of our Common Stock have agreed to be restricted by a contractual agreement for 18-months after the Common Stock has been quoted on a public stock exchange. Such Contractual Holding Period may be further increased or decreased by shareholder approval. Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least 180 days is entitled to sell his or her shares. Certain stockholders may have further restrictions to transfer or resell their shares if the holder is an “affiliate” of our Company (as defined by Rule 501 of the Act) or if “current public information” about us as defined in Rule 144 is not publicly available. The only shares of Common Stock that will be allowed by us for re-sale or transfer will be the Common Shares underlying the Purchase Options being registered. In addition, FINRA may not allow our Common Stock to be listed for trading because of this lock-up, and shareholders may not benefit from a freely trading public float because of this lock-up.

We cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in our Common Stock and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

USE OF PROCEEDS

We will receive none of the proceeds from the sale of the Common Shares underlying Purchase Options issued and held by our Selling Stockholders, or not issued to date, in this Offering. We would receive proceeds of $5,668,950 if all 323,940 Purchase Options were exercised at the option exercise price, which would be used for acquisitions, working capital and other general corporate purposes. We cannot assure you that any of the Purchase Options will ever be exercised by the Selling Stockholders or the exact amount of proceeds that we may receive from the Selling Stockholders’ exercise of such Purchase Options.

DETERMINATION OF THE OFFERING PRICE

There is no public market for our Common Stock. The price of the Common Stock underlying our Purchase Options was arbitrarily determined by us at $17.50 per share. We believe that this price reflects the appropriate price that a potential investor would be willing to invest in our Common Stock at this initial stage of our development. The price was arbitrarily determined and bears no relationship whatsoever to our business plan, the price paid for our shares by our founders, our assets, earnings, book value or any other criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

As of the date of this Prospectus there is no market for our Common Stock. We intend to take certain steps to cause a licensed market maker to file an application with FINRA to list our Common Stock for trading on the OTCBB, or another national exchange. There can be no assurances that our Common Stock will be approved for listing on the OTCBB, or any other existing US trading market. See “Risk Factors.”

HOLDERS

As of the date of this Prospectus we had 756 holders of record for our Common Shares, and 201 holders of Purchase Options. We also have 1,000,000 shares of Series II Convertible Preferred Shares issued and outstanding, each convertible into one share of our Common Stock one year after a market develops in our Common Stock. See “Description of Securities.”

We are registering the 323,940 shares of Common Stock underlying the Purchase Options held by the 201 holders of our Purchase Options in our registration statement of which this Prospectus is a part.

DIVIDEND POLICY

We have not paid any dividends since our incorporation and do not anticipate the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to develop and market our products. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements, and operating financial conditions.

SELLING STOCKHOLDERS

The Selling Stockholders named in this Prospectus are offering the 323,940 shares of Common Stock offered through this Prospectus. The Selling Stockholders are all U.S. persons who acquired the 323,940 shares of Common Stock offered through this Prospectus from us in a series of private placement transactions pursuant to Regulation D.

How the Sellling Stockholders Obtained their Purchase Options

We have issued an aggregate of 323,940 Purchase Options in favor of an aggregate of 201 accredited investors since our inception. In December 2006, we closed a private offering wherein we sold 113,290 Units to 114 accredited investors, each Unit consisting of one share of Common Stock and one Purchase Option to purchase one share of our Common Stock. In December 2007 we closed a private offering of Units, each Unit consisting of one share of Common Stock and one Purchase Option to purchase one share of stock. In this offering subscriptions were accepted from 49 “accredited” investors, as that term is defined under the Securities Act. We sold an aggregate of 71,453 Units in this offering. In May, 2008 we also issued 50,000 Units in consideration for services valued at $250,000 in favor of 5 persons. In June 2008 we closed a private offering of Units, each Unit consisting of one share of our Common Stock and one Purchase Option exercisable to purchase one shares of Common Stock. In this offering we sold 89,197 Units to 33 “accredited” investors, as that term is defined under the Securities Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and “Description of Securities.”

The following table provides as of the date of this Prospectus, information regarding the beneficial ownership of our Common Stock held by each of the selling stockholders, including:

• The number of shares beneficially owned by each prior to this Offering;
• The total number of shares that are to be offered by each;
• The total number of shares that will be beneficially owned by each upon completion of the Offering; and
• The percentage owned by each upon completion of the Offering.

	Ownership Before Offering (1)			Ownership After Offering (1)
Name of Selling Shareholder (1)	Share of Common Stock Owned	Shares of Preferred Series II Stock Owned (2)	Shares of Common Stock Underlying Purchase Options Offered Herein	Shares of Preferred Series II Stock Owned	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned (3)

Abbasi, A.	2,000		2,000		4,000	*
Abels, Jr., B.C	1,400	1,750	300	1,750	1,700	*
Adcock, S.R.	1,000		1,000		2,000	*
Alinea, C.	4,750		2,500		7,250	*
Allara, D.	3,300		1,600		4,900	*
Allegra, M.	400		300		700	*
Augustine, G.	1,000	500	500	500	1,500	*
Axline, B.	2,000		2,000		4,000	*
Bailey, S.	5,325		900		6,225	*
Bakos, I.	22,550		600		23,150	*
Ballard, H.	4,000		2,000		6,000	*
Bartholomew, S.	12,900	1,500	1,800	1,500	14,700	*
Beighle, R.	7,150	1,500	300	1,500	7,450	*
Berkowitz, S.	8,500		2,000		10,500	*
Berman, S.	3,050		600		3,650	*
Biery, D.	500		500		1,000	*
Birky, I.	11,250	3,000	500	3,000	11,750	*
Bledig, A.	2,500	170	500	170	3,000	*
Bloch, S.L.	500	204	500	204	1,000	*
Bomze, J.	3,400		800		4,200	*
Bondurant, K.	2,000		2,000		4,000	*
Booher, R.	3,000	170	1,000	170	4,000	*
Boyd, R.	3,000	3,000	1,000	3,000	4,000	*
Brajer, J.	4,250		2,000		6,250	*

Bransford, R.	400		300		700	*
Brock, K.W.	3,000	600	500	600	3,500	*
Brody, G.	300	85	600	85	900	*
Bronson, M.	5,150	750	300	750	5,450	*
Bull, K.	400		300		700	*
Bullen, B.	150	1,500	300	1,500	450	*
Bullen, C.	6,150	340	2,300	340	8,450	*
Cain, R.	1,000		1,000		2,000	*
Caldwell, C.	3,000		3,000		6,000	*
Campbell, O.	150		300		450	*
Carroll, S.	2,000		2,000		4,000	*
Cartmell, P.	164,700		65,600		230,300	3%
Chance, R.	20,300	3,000	600	3,000	20,900	*
Cohen, B.	250		250		500	*
Cohen, M.H.	400		300		700	*
Comazzi, J.	7,550		3,600		11,150	*
Concepcion, R.	2,150	204	300	204	2,450	*
Crown, R.	3,300	85	1,600	85	4,900	*
Cuevas, R.	8,550	1,000	600	1,000	9,150	*
Cunningham, M.	150	374	300	374	450	*
Dagianis, J.	9,000	2,500	6,000	2,500	15,000	*
Deming, W. M.	4,250		1,000		5,250	*
Demps Sr., J.	1,000		1,000		2,000	*
Douglas, M.	10,000		10,000		20,000	*
Endres, M.	500		500		1,000	*
Estes, W.	1,000		1,000		2,000	*
Ferguson, E.	1,000		1,000		2,000	*
Finch, M.	12,850		3,000		15,850	*
Finley-Belgrade, E.	2,300		600		2,900	*
Firestone, M.	1,000		1,000		2,000	*
Fisher, T.	300	3,000	600	3,000	900	*
Flinders, B.	2,500		500		3,000	*
Fox, E.	500		500		1,000	*
Franzblau, S.C.	400		300		700	*
Freeman, R.	1,250		1,000		2,250	*
Friedman, Y.	15,750	1,250	500	1,250	16,250	*
Galstyan, A.	10,000		10,000		20,000	*
Gantz, L.	500		500		1,000	*
Ghazi, D.	500		500		1,000	*
Gilliam, P.	500	204	500	204	1,000	*
Glenn, C.	1,000		1,000		2,000	*
Goins, W.	150		300		450	*
Gooden, J.	500	170	500	170	1,000	*
Goodenday, L.	650	750	800	750	1,450	*
Goodman, H.	8,650		300		8,950	*
Gordon, M. & S.	7,600		4,000		11,600	*
Gossman, W.	1,000		1,000		2,000	*
Graper, W.	500		500		1,000	*
Green, R.	4,500		1,000		5,500	*
Greenberg, M. & C.	15,750		300		16,050	*
Groner, W.	1,000		1,000		2,000	*
Guisinger, K.	150		300		450	*
Hall, S.	3,250		3,000		6,250	*
Harmon, B.	1,000		1,000		2,000	*
Hassien, J. & R.	6,250		1,000		7,250	*
Hatesohl, M.	1,000	1,500	1,000	1,500	2,000	*
Heil, D.	1,000		1,000		2,000	*
Herrera, M. & J.	3,500	3,000	1,000	3,000	4,500	*
Hicks, C.	150	340	300	340	450	*
Hierholzer, R.	10,500	3,600	1,000	3,600	11,500	*
Hochman, L.	1,250		1,000		2,250	*
Hoover, R.	8,500	170	4,500	170	13,000	*
Ianuzzi, M.	650	170	800	170	1,450	*
Kaplin, A.	20,300	3,000	600	3,000	20,900	*
Kardos, L.	400		300		700	*
Katz, J.	1,000		1,000		2,000	*
Kimel, R.	2,250		500		2,750	*

Kimmich, R.	19,500	3,000	1,000	3,000	20,500	*
Klousia, J.	400		300		700	*
Knetzer, M.	1,000		1,000		2,000	*
Koehler, J.	1,000		1,000		2,000	*
Kogan, S.	550		600		1,150	*
Konkol, G.	1,000	170	1,000	170	2,000	*
Koshkarian, G.	6,000		4,000		10,000	*
Kowalczyk, M.	400		300		700	*
Krishnan, A.	1,750		2,100		3,850	*
Kuvshinoff, B.	28,500	3,000	1,500	3,000	30,000	*
Laffer, D.	400		300		700	*
Lama, D.	4,000		2,000		6,000	*
Lami, J.	300		600		900	*
Lathrop, R.	1,000		1,000		2,000	*
Levine, M.	2,500		1,000		3,500	*
Lichtig, M.	1,000		1,000		2,000	*
Lieberman, K.	3,000		1,000		4,000	*
Lifland, J.	1,750		1,500		3,250	*
Lipkis, D.	1,750		500		2,250	*
Livinston, M.	2,000		2,000		4,000	*
Lonneman, D.	21,000		1,000		22,000	*
Lorenz, K.	24,000		1,500		25,500	*
Lorenzen, B.	11,000		1,000		12,000	*
Magdaleno, L.G.	4,500		2,000		6,500	*
Markle, W.	150	85	300	85	450	*
Marsh, S.	2,000	170	2,000	170	4,000	*
Matza, R.	13,750		1,500		15,250	*
Maxson, C.	550		600		1,150	*
McGuire, M.	10,000	150,000	10,000	150,000	20,000	*
McGuire, M.	10,000	150,000	10,000	150,000	20,000	*
McLean, W.L.	400		300		700	*
Meads, G.	3,000	340	1,000	340	4,000	*
Mehta, R.	550		600		1,150	*
Menelaou, C.	150	170	300	170	450	*
Milligan, T.	35,500	1,000	500	1,000	36,000	*
Nagel, C. & M.	6,550	3,000	300	3,000	6,850	*
Nagel, S.	250	68	250	68	500	*
Norwood, J.	550	170	600	170	1,150	*
O’Donovan, T.	1,000		1,000		2,000	*
O’Donovan, T.	1,000		1,000		2,000	*
Ost, D.	2,250		2,000		4,250	*
Patel, V.	1,000		1,000		2,000	*
Pogany, P.	750	170	500	170	1,250	*
Purvis, R.	500	238	500	238	1,000	*
Rains, R.	1,250		1,000		2,250	*
Rao, J.	3,000		1,000		4,000	*
Rapo, S.	500		250		750	*
Raskin, N.	500		500		1,000	*
Reid, C. G.	8,000		2,000		10,000	*
Riehl, D.	4,000		4,000		8,000	*
Riehl, R.	2,000		2,000		4,000	*
Robertson, A.	5,600		1,200		6,800	*
Rockoff, S.	750		500		1,250	*
Rogers, L.	500	408	500	408	1,000	*
Rojy, T.	16,500	900	1,500	900	18,000	*
Roncone, P. J.	11,000	1,600	1,000	1,600	12,000	*
Root, D.	400		300		700	*
Rosen, L.	2,500		500		3,000	*
Roshe, J.	1,500		250		1,750	*
Roska, J.	8,000	1,000	1,000	1,000	9,000	*
Samlaska, C.	400		300		700	*
Schrader, R.	3,250	85	1,000	85	4,250	*
Schwartz, R.	400		300		700	*
Shneker, B.	400		300		700	*
Shores, D.	1,250		1,000		2,250	*
Singer, A.	400		300		700	*
Skea, N.	4,250		2,000		6,250	*

Slavick, H.	4,750		1,000		5,750	*
Snider, S.	500		500		1,000	*
Sobek, S.	6,000	119	1,000	119	7,000	*
Sonenklar, N.	400		300		700	*
Steinhauer, G.	3,300	1,500	1,600	1,500	4,900	*
Stewart, J.	3,900		800		4,700	*
Stoiko, M.	16,750	1,500	3,700	1,500	20,450	*
Stone, D.	10,000		4,000		14,000	*
Stone, R.	1,250	3,000	1,000	3,000	2,250	*
Stone, S.	10,000		8,000		18,000	*
Straughter, R.	1,000		1,000		2,000	*
Summers, G.	500	170	500	170	1,000	*
Susset, J.	1,000		1,000		2,000	*
Tantoco, L.	400		300		700	*
Tawk, M.	750		500		1,250	*
Taylor, M.	12,750		500		13,250	*
Tepper, E.	3,490		1,240		4,730	*
Todd, R.	2,150		300		2,450	*
Tomani, E.	10,000		10,000		20,000	*
Tremann, N.	500		500		1,000	*
Trudel, T.	750		500		1,250	*
Vanderwalker, M. L.	4,250		1,000		5,250	*
VanLoon, G.	2,250	187	1,000	187	3,250	*
Verkaik, G.	5,500	170	1,000	170	6,500	*
Vernace, M.	400	170	300	170	700	*
Vukovich, J.	550		600		1,150	*
Waggoner, R.	1,400		300		1,700	*
Waler, J.	2,550		600		3,150	*
Weinberg, L.	54,150	1,020	300	1,020	54,450	1%
Weiss, D.	150	170	300	170	450	*
Weiss, S. J.	4,250		4,000		8,250	*
Wentland, P.	1,400	1,000	300	1,000	1,700	*
West, P.	3,000		1,000		4,000	*
West, W.	1,450	170	1,900	170	3,350	*
Westbeld, R.	16,500	3,000	1,500	3,000	18,000	*
Witt,P.	6,000	3,000	1,000	3,000	7,000	*
Wolf, A.	400		300		700	*
Yablon, S.	550		600		1,150	*
Zato, W.	4,500		1,500		6,000	*
Zeuli, A.	5,650	1,600	300	1,600	5,950	*
Zimmerman, J.	7,800	12,000	600	12,000	8,400	*
Zitner, D.	300	255	600	255	900	*
Zulovich, L.	400		300		700	*

TOTALS	1,034,415	13,855	323,940	13,855	1,358,355

______________________

(1)

The named party beneficially owns such shares or rights to the Common Shares and Purchase Options, unless otherwise shown in the table. The numbers in this table assume that none of the Selling Stockholders sells shares of Common Stock not being offered in this Prospectus or purchases additional shares of Common Stock, and assumes that all Common Shares underlying Purchase Options offered in this Prospectus are actually sold.

(2)

Merge Media, a company that our CEO was a shareholder in, provided technology to us in exchange for 1,000,000 shares of our Common Stock. Merge Media tendered the 1,000,000 shares of our Common Stock to us for a higher class of securities or Series II Preferred Shares, and distributed our Series II Preferred shares to its shareholders.

(3)

Applicable percentage of ownership is based on 8,264,126 shares of Common Stock outstanding as of the date of this Prospectus; and 8,614,126 shares of Common Stock to be outstanding if all the Purchase Options are exercised.

*	Represents less than 1%

None of the Selling Stockholders has had a material relationship with us or any of our affiliates other than as a stockholder at any time within the past three years.

PLAN OF DISTRIBUTION

The Selling Stockholders registering and exercising Common Stock underlying Purchase Options, and any of his/her pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. Until our shares of Common Stock are approved for trading on the OTC Bulletin Board, the shares may only be sold at a fixed price of $17.50 per share. Thereafter, these sales may be at fixed prices, or prevailing market prices or privately negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. We intend to encourage a securities broker-dealer to apply on Form 211 to quote our stock in the OTC Bulletin Board concurrent with the date of the Prospectus, but we cannot assure when or whether this application will be approved or that, if approved, quotations of our Common Stock will commence on any trading facility or will result in the development of a viable trading market for our shares sufficient to provide stockholders with the opportunity for liquidity. See “Risk Factors.” A selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this Prospectus is a part;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Company upon exercise of Purchase Options and purchase of underlying Common Stock; as well as Selling Stockholders (or, if any broker- dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but in the case of an agency transaction not in excess of a customary brokerage commission, and in the case of a principal transaction a markup or markdown not in excessive amounts. The Selling Stockholder is an underwriter, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the Common Stock or interests therein may also be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Stockholder, who is an “underwriter” within the meaning of Section 2(11) of the Securities Act, is subject to the Prospectus delivery requirements of the Securities Act.

We are bearing all costs relating to the registration of the Common Stock, which are estimated at $75,000. The Selling Stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with the exercise and purchase of the Common Stock underlying the Purchase Options and any sale of the Common Stock. We are paying the expenses of the Offering because we seek to enable our Common Stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholders may facilitate the development of a public market in our Common Stock if our Common Stock is approved for trading on the OTC Bulletin Board. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

We agreed to keep this Prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration by reason of Rule 144 under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the selling stockholders or any other person. We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Some of the information in this Prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other “forward-looking” information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and “Description of Business” and elsewhere in this Prospectus. See “Risk Factors.”

OVERVIEW

We were incorporated under the laws of the State of Florida on April 16, 2001. We have been conducting business operations ever since, primarily focused on the creation and continual development of our proprietary Private Network Application (“PNA”) which allows direct access to our Peer Review Data Archival resource via our Peer Reviewboard.com Internet web site. Our wholly owned subsidiary, Independent Review, Inc. (“IRI”), is engaged in providing medical case reviews to the Texas Insurance Commission pursuant to a license from the State of Texas.

Our service enables subscribers, attorneys, insurance claims agents, healthcare providers and consumers the ability to efficiently search and engage medical experts for a variety of medical consulting projects. PRMA maintains a network of independent physicians as members of its Peer Review Board, available to assist in areas such as: expert medical opinions and testimony, legal case evaluation and strategy, assessment of damages, case valuation, medical peer review and chart review, independent medical review, quality and utilization review, medical case management, and medical second opinion.

Our executive offices are located at 1450 S. Dixie Highway, Suite 201, Boca Raton, FL 33432. Our web site address is http://www.peerreviewboard.com. Information contained on our web site is not a part of this Prospectus. Investors should rely only upon the information contained herein.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Three Months Ended September 30, 2008 and 2007

Sales were $22,059 for the three months ended September 30, 2008, as compared to sales of $19,200 during the three month period ended September 30, 2007, an increase of $2,859 (14.9%). These revenues were generated by our subsidiary, IRI, which handles medical denied insurance cases for the Texas Department of Insurance.

Cost of sales was $10,193 for the three month period ended September 30, 2008, as compared to cost of sales of $6,489 for the comparable period in 2007, an increase of $3,704 (63.7%). Cost of sales increased due to increased revenues, as well as added volume by approximately $1,100 and $2,600 for additional accruals for transcription services and other professional fees previously treated at operating expense.

For the three month period ended September 30, 2008, we incurred operating expenses of $297,369, which included selling, general and administrative expenses of $294,360, compared to operating expense of $344,729 during the three month period ended September 30, 2007, which included selling, general and administrative expenses of $341,256 for the same period last year, or a 13.7% decrease principally because of reduced business activity. Selling, general and administrative expenses during the three month period ended September 30, 2008, consisted of $24,425 in physician recruitment, $26,350 in administrative expense, $29,900 in operational expense, $39,000 in IT maintenance, $51,277 in rent, $50,000 in officers and directors compensation, $11,075 in consulting fees, $4,407 in telephone, $1,017 in legal and & professional fees, $2,303 in utilities/maintenance, $3,891 in office supplies, $1,302 in licenses/permits, $4,387 in promotion and advertising, and $48,135 in miscellaneous fees (which includes depreciation). Depreciation and amortization expense decreased to $3,008 during the three months ended September 30, 2008, compared with that of $3,473 for the same period in 2007. The decrease in depreciation and amortization expense was primarily due to the change in the percentage of depreciated assets in 2008.

As a result, we incurred a loss of ($285,688) during the three month period ended September 30, 2008, or ($0.03) per share, compared with a loss of ($298,506) during the three month period ended September 30, 2007, or ($0.04) per share.

Comparison of Results of Operations for the Nine Months Ended September 30, 2008 and 2007

Sales were $54,574 for the nine months ended September 30, 2008, as compared to sales of $99,356 during the comparable period ended September 30, 2007, a decrease of $44,782 (45%). All of these revenues were generated by IRI, which incurred a decrease in revenues during this period in 2008 attributable to an increase in the number of service providers utilized by the Texas Department of Insurance.

Selling, general and administrative expenses during the nine month period ended September 30, 2008, were $1,148,808, compared to $1,075,755 during the nine month period ended September 30, 2007, an increase of $73,053 (6.8%). Selling, general and administrative expenses during the nine month period ended September 30, 2008, consisted of $144,925 in physician recruitment (up $7,100 from $137,825 at September 30, 2007), $106,550 in administrative expense (up $14,550 from $92,000 at September 30, 2007), increased telephone and professional fees over the prior period of $11,075 and $15,900, respectively, and $90,748 in consulting fees (up $23,198 from September 30, 2007) reflecting our increased usage of outside experts to locate and attract potential business partners for our Business Expansion Program.

Depreciation and amortization expense decreased to $8,272 during the nine months ended September 30, 2008, compared to $9,717 for the same period in 2007. The decrease in depreciation and amortization expense was primarily due to the change in the percentage of depreciated assets in 2008.

As a result, we incurred a loss of ($1,125,390) during the nine month period ended September 30, 2008 (($0.14) per share), compared with a loss of ($1,006,742) during the nine month period ended September 30, 2007 (($0.12 per share).

Critical Accounting Estimates

Management is aware that certain changes in accounting estimates employed in generating financial statements can have the effect of making the Company look more or less profitable than it actually is. Management does not believe that either the Company or its auditors have made any such changes in accounting estimates. A summary of the most critical accounting estimates employed by the Company in generating financial statements follows below.

Revenue Recognition

Revenue is recognized on an accrual basis after services have been performed under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company’s revenues to date have been earned primarily from consulting fees for arranging medical expert insurance case review

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, we had no cash and $2,964 in marketable securities. Working capital in the first nine months of 2008 decreased primarily as a result of operating losses. At September 30, 2008, we had total assets of $20,962 and total liabilities of $2,955,346.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. The factors described above raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from this uncertainty. Our independent registered public accounting firm has included an explanatory paragraph expressing doubt about our ability to continue as a going concern in their audit report for the fiscal year ended December 31, 2007. Management’s plan for our continued existence includes selling additional stock through private placements to pay overhead expenses. Our future success is dependent upon our ability to achieve profitable operations, generate cash from operating activities and obtain additional financing. There is no assurance that we will be able to generate sufficient cash from operations, sell additional shares of Common Stock or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our financial position, results of operations and our ability to continue as a going concern.

Since December 2006 we have successfully closed three (3) separate private offerings of Units, each Unit consisting of one share of our Common Stock and one Purchase Option exercisable to purchase one share of our Common Stock at a price of $5.00 per Unit. In December 2006 we closed our initial private offering of Units wherein we sold 113,290 Units to 114 “accredited” investors, as that term is defined under the Securities Act of 1933, as amended (the “33 Act” or the “Securities Act”), and received gross proceeds of approximately $566,450 therefrom. In December 2007 we closed a private offering of Units, selling 71,453 Units to 49 “accredited” investors, as that term is defined under the Securities Act for gross proceeds of $357,265. In June 2008 we closed a private offering of Units wherein we sold 89,197 Units to 33 “accredited” investors for gross proceeds of $445,985. In May 2008 we also issued 50,000 Units in consideration for services valued at $250,000 in favor of 5 persons. We relied upon the exemptions from registration provided by Section 4(2) and Regulation D promulgated under the 33 Act to issue these Units. See “Sellling Stockholders” and “Description of Securities.”

Also in December 2007 we issued 6,676 shares of Common Stock in exchange for cash in the amount of $33,380 to 8 accredited investors at a price of $5.00 per share. In December 2007, we also issued 3,957 shares of Common Stock as compensation for services.

The net cash used in operating activities for the nine month period ended September 30, 2008, was $636,879. The net cash provided from operating activities for the nine month period ended September 30, 2008, was $1,125,390. We had $198,256 in cash and cash equivalents as of September 30, 2007, compared to no cash and cash equivalents as of September 30, 2008. This decrease was primarily due to the payment of additional expenditures to enhance and expand our data base of medical experts. We had $3,892 in account receivables as of September 30, 2008, as compared to none at September 30, 2007.

At September 30, 2008, we had a note payable to a bank of $10,371. The note bears interest at 8.5% per annum with possible periodic adjustments, is secured by various Company assets, requires monthly principal and interest payments ranging from $1,250 down to $750 over the life of the loan, and is due in November 2009. The note is also due on demand at the lender’s discretion. Interest expense under the note for the nine month period ended September 30, 2008, was $981. Accrued interest related to the note payable was $4.32 at September 30, 2008.

Willis Hale, our Chairman, CEO, President and principal shareholder, is owed various sums as of the date of this Prospectus. The amounts are accrued yearly pursuant to Mr. Hale’s employment agreement with us. As of September 30, 2008, the balance due was $2,574,413. No interest has been accrued to this balance.

Dave Larry, our Director and minority shareholder, is owed $229,521 pursuant to a loan agreement. This loan has monthly payments of $3,125, is unsecured, accrues interest at the rate of 9.75% per annum and has a 3 year term, with a balloon payment of all unpaid principal and interest due on expiration on January 31, 2010.

If we need to raise additional funds in the future, it is likely we will seek to issue additional equity securities. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of Common Stock. If we cannot raise any needed funds, we might be forced to make substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately our viability as a company.

We believe we will require an aggregate of $4 million over the next twelve (12) months, including approximately $3 million to consummate those acquisitions described in the “Business” section of this Prospectus and at least $1 in operating capital, unless we are able to generate profits from operation, of which there is no assurance. As such, we do not have sufficient funds on hand to meet our planned expenditures over the next 12 months. However, if the Purchase Options are exercised, we believe that we will have sufficient funds to implement our business plan described herein. If the Purchase Options are not exercised, or less than 228,572 of the Purchase Options are exercised, we will need to seek additional financing to meet our planned expenditures, or limit our acquisitions. Obtaining additional financing would be subject to a number of factors, including development of our business plan and interest in our Company. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

Our ability to continue to grow our revenues is subject to significant risks including, without limitation, our limited marketing budget, the limited track record for our products and the difficulties encountered in trying to enter new markets with newly developed products and technologies, the potentially long sales and qualification process required for our products and the risk that our competitors will develop products that diminish or eliminate any technological advantages of our products.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

DESCRIPTION OF BUSINESS

OVERVIEW

We were incorporated under the laws of the State of Florida on April 16, 2001. We have been conducting business operations ever since, primarily focused on the creation and continual development of our proprietary Private Network Application (“PNA”) which allows direct access to our Peer Review Data Archival resource via our Peer Reviewboard.com Internet web site. Our subsidiary, Independent Review, Inc. (“IRI”), a Texas corporation, is engaged in providing medical case reviews to the Texas Insurance Commission, pursuant to a license from the State of Texas. We recently formed ProMed Alliance, Inc., a Florida corporation (“ProMed”), as another wholly owned subsidiary. ProMed will provide member benefits related to revenue, expense, and support services to physicians that are currently in our network of Physician Experts.

In February 2005, we acquired all of the outstanding common shares of IRI in exchange for 75,000 unregistered shares of our Common Stock. IRI is engaged in providing medical case reviews to the Texas Insurance Commission, pursuant to a license from the State of Texas.

Our executive offices are located at 1450 S. Dixie Highway, Suite 201, Boca Raton, FL 33432, telephone (561) 347-1178. Our web site address is http://www.Peerreviewboard.com. Information contained on our web site is not a part of this Prospectus. Investors should rely only upon the information contained herein.

GLOSSARY

Chart Review: The review of patient’s chart notes and other medical reports which are used to help render objective evaluation of medical necessity or opinions to peer review processes.

Litigation Support: Litigation Support provides the attorney with the information needed to thoroughly understand a medical case and also supplies the attorney with medical expertise to litigate a case.

Medical Peer Review: The process by which a committee of physicians investigates the medical care rendered in order to determine whether accepted standards of care have been met. A Medical Peer Review is meant to provide independent medical opinions conducted by an objective group of physicians and relevant medical staff that quickly resolve complex problems that hospitals, physicians and insurance carriers face. They are often used to help solve systems problems endemic to healthcare institutions and thereby reduce legal liability associated with them. The review of chart notes and other medical reports are used to help render objective written opinions.

Patient’s Bill of Rights: A statement of the rights to which patients deserve as recipients of medical care. Typically, a statement articulates the positive rights which doctors and hospitals ought to provide patients, thereby providing information, offering fair treatment, and granting them autonomy over medical decisions –– the eight areas of consumer rights and responsibilities adopted by the President’s Advisory Commission on Consumer Protection and Quality in the Health Care Industry in 1998 [1].

Peer Review: A process used for checking the work performed by one’s equals (peers) to ensure it meets specific criteria. Peer Review is used in working groups for many professional occupations because it is thought that peers can identify each other’s errors quickly and easily, speeding up the time that it takes for mistakes to be identified and corrected.

Peer Evaluation: A team is a small group of people with complementary skills who are committed to a common purpose, performance goals, and an approach for which they hold themselves mutually accountable.

Quality Review Programs: A quality assurance process that a healthcare provider or payor may institute to insure compliance to standards or standard procedure.

Utilization Review: Utilization Review is the review of how certain medical services are requested and performed. The review typically involves pre-review, or pre-authorization; concurrent review, or inpatient evaluation of care and needs; and retrospective review, or the larger historical picture of how physicians, labs, or hospitals handle their patient populations. Most HMOs have written standards for what items are reviewed, and what might be considered appropriate for amount, time, and sources of evaluation and treatment. An independent review organization will also perform utilization review functions. Utilization Review may be performed by the HMO or insurer itself, or it may be contracted out to either a third party review specialist or to the hospital/lab/etc. providing the service. Most frequently, nurses are employed to conduct the actual review. In all cases, the review examines medical records to see if the patient was given an economical level of care consistent with their needs and the past needs of similarly-afflicted patients.

CURRENT BUSINESS

Over the past three years, our development has included direct marketing to increase our panel of professionals. Using physician databases that we purchase, we are able to screen physicians throughout the country. From this large pool, we further filter through parameters of location, licensure, and medical specialty. These criteria will yield a short list of candidates. To this list we will send formal invitations to join our Panel. Candidates, who respond to our direct marketing, begin a process of information and knowledge exchange. After our initial conversation, if the candidate is interested in joining our list of medical experts they make application and accept our terms and conditions to employment via our secure web portal. After our review of the application, the physician is given a user login to their personal space and account. This personal space is used to consolidate communication and work with our Company. At this point they are ready to upload, enter, email or fax their complete curriculum vita to use or the system.

Our business plan is structured around:

•	Our subscriber clients being able to use this information for finding the best qualified physician for work assignments.

•

Developing our marketing plan that includes sales techniques, procedures and materials. We have spent a great deal of our time researching the market for our services. We have been developing our sales presentations tailored to specific industry and employee needs. This has included client contact materials such as brochures and pamphlets.

•

Continued Software and technology development. Our second largest endeavor over the past three years has been our enterprise software development. This enterprise system and it’s sub assemblies (other software) aggregates all of our business process, employees, physician consultants, shareholders, clients, web portals and all required documents and tools to one ever-evolving desk top. This “desk top” view is determined by the user’s or individual’s need and authority. In our opinion, this is a cutting edge development using the latest software tools and techniques.

•	Hiring and training new employees.

•	Seeking acquisition candidates.

•

Completing the acquisition of IRI. The acquisition of IRI has given us practical experience and is directing the development of our case management system. It is also why our customer base has expanded and become more diverse. We have had no appreciable revenues excluding a few “test” attorneys’ clients. This acquisition took almost two years to complete, reorganize, and get running properly. Currently, we have had limited revenues and are operating at a deficit. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Financial Statements” and notes thereto.

Principal Service and Markets

Our service enables subscribers, including attorneys, insurance claims agents, healthcare providers and consumers, the ability to efficiently search and engage medical experts for a variety of medical consulting projects. We maintain a network of independent physicians as members of our Peer Review Board, who are available to assist in areas such as:

•	Expert medical opinions and testimony
•	Legal case evaluation and strategy
•	Assessment of damages
•	Case valuation
•	Medical peer review and chart review
•	Independent medical review
•	Quality and utilization review

•	Medical case management
•	Medical second opinion

Federal and State mandates are directing managed care providers and insurance companies to dramatically step up their quality review programs. Insurance companies, attorneys, doctors and other health care providers are seeking ways to minimize their risk by increasing protection of their business interests, assets and clients. Add to this equation claims paid by casualty insurance carriers and it is obvious that an enormous demand exists for quality peer review assistance and medical litigation support from reputable medical experts.

We intend to focus our attention on defense and plaintiff’s attorneys, insurance companies, managed care organizations, hospitals and nursing homes as our primary subscribers. For personal injury attorneys, increased profitability means more efficient caseload management. With the litigation support we can provide, attorneys can achieve their goals of quickly eliminating non-meritorious cases (those cases that, because they have very little probability of receiving a positive verdict, the attorney will NOT be compensated) and expediting settlement of meritorious cases. By settling a case as soon as possible, an attorney saves time and money while creating the opportunity to handle a larger caseload. An effective and efficient search for medical experts that specifically matches the unique needs of the case will also strengthen the case for the attorney’s client. Plaintiff’s attorneys routinely obtain medical expert reviews as quickly as possible when taking on a new case to determine the validity of a case and to allow a successful disposition in the shortest time possible.

Lawyers representing plaintiffs or defendants rely upon litigation support of medical expert testimony for medical cases. We provide such litigation support through having medical experts available to review medical records, analyze and evaluate medical and administrative events, identify causation, address standard of care, evaluate case strengths and weaknesses, develop deposition strategy and questions, and provide testimony to articulate issues to a judge or jury.

Insurance companies can rely on our services in an increasingly diverse manner including quality and utilization review, quality oversight, medical case management and peer evaluation. In matters pertaining to treatment decisions being evaluated by the Peer Review Organization (PRO), the insurance company or health care provider will be able to easily obtain impartial, objective third-party support and expert medical testimony from members of our Peer Review Board. We will provide our clients with valid, reliable and credible defense assisting them in reaching their desired outcome. In the ever-increasing litigious environment surrounding the healthcare and insurance industries, we believe we can offer an essential resource for attorneys, insurance companies and other health professionals.

State Licensing

In the state of Texas, our subsidiary IRI has been registered by the Texas Department of Insurance since 1999 to the present for statutory work for review of medical necessity denials by private insurance carriers for the state (registration #05055). We may make applications to other states sometime at a later date.

Fee Structure

Our business model anticipates the following fee structure as indicated as estimates only. Actual fees for service are determined on a case-by-case basis.

•	Attorney Subscriber Fees: Base Technology Fee $1,200.00 a year, which can be divided in monthly payments of $100 as a minimum fee, allowing the subscriber two cases per month.

•	Legal Reviews: Professional fees are estimated at $1,000.00 minimum per case.

•	Insurance Case Fees: Flat Rate Technology fee of $175.00 per case.

•	Medical Quality Reviews: Professional fees are estimated at $850.00 minimum per case.

•	Statutory Reviews: $650.00 per case or as set by law.

Over the next twelve months we intend to proceed with the implementation of our business plan. We will strive to launch all aspects of our operations. If the Purchase Options are exercised and underlying Common Stock is purchased from us, we will receive proceeds of a maximum of $6,125,000 to finance our operations.

Letters of Intent

On April 24, 2008, we signed a Letter of Intent (“LOI”) to purchase Max Systems, Inc. by our recently formed wholly owned subsidiary, ProMed, for $2,250,000 in cash and a convertible promissory note, to close on or before the 29th day of August 2008. Although the closing date has passed, management has been informed that no other offer exists at this time. Therefore, we believe that the terms as outline in the LOI will be accepted at a future closing date, although there is no assurance that this acquisition will be completed. Max Systems, Inc. is a medical billing and transcription company that provides transcription and billing services to all areas of the healthcare industry, including single doctor practices, multi-doctor clinics, specialty practices and hospitals. Extensive hours of coverage coupled with highly trained, professional staff, Max Systems, Inc. assures that the medical billing and medical transcription needs are met. Physicians have historically controlled their billing in-house. The billing and account receivable departments typically require more than one employee, adding operating costs as billing requirements for the physician. Many physicians have come to outsource their billing and to process insurance claims efficiently, and to substantiate billed procedures in preparation of audits from Medicare, Medicaid or private Health Maintenance Organizations. ProMed and its Group Purchasing Organization (“GPO”)expects to pass on substantial savings to our Member Physicians.

On May 3, 2008, we signed a Letter of Intent to acquire Mediation Training Institute International (“MTII”) for $225,000 in cash, 30,000 shares of restricted Common Shares and a convertible promissory note in the amount of $225,000, convertible into shares of our Common Stock at a conversion price equal to 70% of the average trading price over the 90 days prior to such conversion, on or before January 31, 2009 (assuming that our Common Stock is approved for trading, of which there can be no assurance), plus infusing an additional $150,000 in growth capital, which was due to close on or before the 30th day of September 2008. Our management and MTII have verbally agreed to extend the closing date pending the completion of this Offering.

MTII has trained and certified professionals to become certified Work Place Mediators all over the country. Its founder, Daniel Dana, has written two books on mediation and mediation training that are often used by other organizations when training mediators. Mediation can be described as an assisted negotiation. The mediator is neutral and has no bias for or against any of the parties or their positions. He/she is the facilitator who assists the parties in reaching an agreement that is acceptable. The agreement is not imposed upon the parties; it is reached through the facilitated negotiation process typical of a mediation proceeding. Judges and arbitrators make decisions that are imposed on the parties. Mediators may be requested during the course of a mediation to provide their evaluation of the probable outcomes of a dispute were it to be litigated or arbitrated. If there is such an evaluation, it is done at the request of the parties but is not binding upon them unless they request and agree to it. The formal procedures found in court or in arbitration proceedings are not present in mediation proceedings. There are limited rules of evidence or set procedures for the presentation of facts or positions. Before mediation commences, the parties and the mediator agree upon the procedures that will be followed. It is the parties proceeding; they can fashion it in any way that makes sense to them and the mediator. This absence of formality provides for open discussion of the issues and allows the free interchange of ideas. Thus, it becomes easier to determine the interests of the parties and to fashion a solution that satisfies those interests.

On July 11, 2008, we signed a Letter of Intent to purchase AmeriMed Corporation (“AmeriMed”) for $250,000 in cash and 250,000 shares of our Common Stock, to close on or before the 31st day of October 2008. The parties have verbally agreed to extend closing pending completion of this Offering. AmeriMed is a national wholesale medical supply company that has been in business over ten years.. Medical supplies used in the everyday practice of medicine accounts for about six percent to ten percent of total practice revenue, depending on the specialty (National Society of Healthcare Consultants). The supply chain for medical products is manufacturer, distributor, and dealer, each with their own respective mark-up. Physician’s offices generally buy through local dealers. Local medical suppliers mark up their products above their costs from their distributor. Manufacturers or distributors generally do not sell directly to private practice physicians. This creates the opportunity to aggregate the private practice physician purchases into our Group Purchasing Organization.

On July 16, 2008, we began developing a Florida Supreme Court Approved Medical Mediation Training Program. If this program is approved, we will seek approval in all states that have such requirements. It is our plan to use MTII to facilitate our Medical Mediation Program. We believe this may be the first available Medical Mediation Certified Training Program. We seek to have Certified Medical Mediators available to assist civil courts in personal injury tort litigation. We believe many cases could be mediated and settled without lengthy court proceeding to the parties’ satisfaction.

Any additional growth may require additional cash infusions. We may face expenses or other circumstances such that we will have additional financing requirements. In such event, the amount of additional capital we may need to raise will depend on a number of factors. These factors primarily include the extent to which we can achieve revenue growth, the profitability of such revenues, operating expenses, research and development expenses, and capital expenditures. Given the number of programs that we have ongoing and not complete, it is not possible to predict the extent or cost of these additional financing requirements. The failure to secure any necessary outside funding would have an adverse affect on our development and results therefrom and a corresponding negative impact on shareholder liquidity.

We believe we will require an aggregate of $4 million over the next twelve (12) months, including approximately $3 million to consummate those acquisitions described in the “Business” section of this Prospectus and at least $1 in operating capital, unless we are able to generate profits from operation, of which there is no assurance. As such, we do not have sufficient funds on hand to meet our planned expenditures over the next 12 months. However, if the Purchase Options are exercised, we believe that we will have sufficient funds to implement our business plan described herein. If the Purchase Options are not exercised, or less than 228,572 of the Purchase Options are exercised, we will need to seek additional financing to meet our planned expenditures, or limit our acquisitions. Obtaining additional financing would be subject to a number of factors, including development of our business plan and interest in our Company. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

Distribution of Products and Services—Market Segmentation

Our market breaks down in three different areas and with three revenue components:

(a)

Medical Review Support and Litigation Support Consultation, Case strategy, Expert Opinion and Testimony which further breaks down to two of our services, namely providing services to Personal Injury Plaintiffs and Defense of Liability Payors;

(b)	Medical Review Support to Healthcare Payors (Healthcare Insurance Companies, Hospitals, Nursing Homes, etc.); and

(c)	Statuary Review for state governments.

(a) Legal Consulting

With numerous law firms across the United States specializing in personal injury, we believe there is a significant market segment of the legal industry ideal for our business. When a personal injury case is brought to an attorney, that attorney must evaluate liability and causation. He or she must assess damages, place a value on the case, determine the case strategy and obtain expert medical reports. The attorney must also review and organize medical records, interrogatories and depositions, as well as any necessary medical research. Medical experts are used for legal support by both the plaintiff and the defense. When there is a group of attorneys acting on the behalf of the plaintiff, one will find a like group, acting in a similar manner on behalf of the defense. This means that we offer a valuable service necessary and applicable to both sides in a litigation case maximizing our market potential within the legal community. Casualty insurance companies provide coverage that pays the medical and hospital bills as well as whatever a court might award (up to the limits of the coverage) for someone injured in a situation that a court might regard as negligent in nature by their client. In these instances, the insurance company would have needs similar to defense attorneys.

An attorney for the plaintiff in many states must file an “affidavit of merit” attesting that the attorney has obtained a written opinion of a physician who finds the plaintiff’s claim to have merit. We seek to provide a subscriber with thousands of qualified medical experts to serve and expedite this process. Medical experts, in assessing damages and valuing cases, ensure that the attorneys from both sides approach negotiations with a true understanding of the case’s settlement value. Experienced experts know what influences insurance companies to settle and, through case evaluation, can help develop case strategy, presentations and materials designed to produce a quick settlement. After in-house survey with our medical experts, we believe medical physicians and expert will often charge from $300 to $700 per hour for case evaluations, to review all the records and render an opinion. Another informal survey of attorneys has indicated that they may have to interview as many as twenty-five experts before finding two or three willing to testify for their position. Complex cases often require several expert witnesses. We enable subscribers to avoid the typical hit or miss process of locating appropriate and credible medical experts to evaluate and ultimately testify for their case. These surveyed attorneys also desire greater efficiencies in this process to achieve their overall financial goals. We assist our subscribers to reduce the time and effort necessary in these types of cases, creating a far more cost-effective process. We also facilitate an advanced search methodology allowing attorneys to rapidly identify a number of potential medical experts from the Peer Review Board with wide ranging specialties, backgrounds and expertise. For a law firm specializing in personal injury, more efficient caseload management means increased profitability. For other law firms representing clients typically on the defense, a deeper reservoir of medical experts should reduce their liabilities and payouts.

(b) Medical Review

In another informal survey of providers, insurance companies, managed care organizations (such as HMOs and PPOs), hospitals, nursing homes and other health care providers have indicated that they are becoming increasingly dependent on objective third-party support for medical decision-making, peer evaluation, quality assurance, utilization review, case management, and quality oversight, as well as in litigation cases requiring case valuations and expert testimony. We assist insurers and health care companies in achieving their goal of assuring their members, patients and the public of delivering proper and necessary health care without quality compromise. This has become a critical foundation for continued business for all health care providers, but especially for HMOs and insurers as legislation supporting a Patients’ Bill of Rights is passed in various states, and soon to be enacted at the national level.

Peer Review Board Members are ideal for developing and monitoring quality assurance programs for a variety of health care entities. Standards for quality review for health plans and Medicare providers intensify every year, necessitating the assistance of independent, objective specialists external to the organization. We believe we are especially beneficial to managed care organizations, hospitals and nursing homes undergoing utilization review and case evaluations brought before the Peer Review Organization. The Peer Review Organization (PRO) program is administered by the Health Care Financing Administration (the branch of the federal government that administers Medicare and Medicaid) and is designed to monitor and improve utilization and quality of health care for Medicare beneficiaries. Their mission is to ensure the quality, effectiveness, efficiency, and economy of health care services provided. The PRO responds to quality of care complaints from consumers and appeals filed if an insurance company denies a service, or terminates, or refuses to pay for a service that the insured believes should be covered.

For example, when an HMO is being investigated for quality of care concerns or is defending a medical decision, the HMO can obtain documentation, develop supportive defense and locate appropriate medical expert witnesses, independent from the organization, to back up their cases. The appeal process allows insurance companies to demonstrate why a treatment may not be medically necessary or appropriate. We believe we can play an invaluable role by extending third party, objective corroboration. Another one of PRO’s many objectives is to improve the quality of healthcare services to ensure routine delivery of high-quality medical care. With this being a prominent objective, we can also be tapped by health care providers to assist in development of quality improvement programs. Publicizing their achievements in quality improvements and their association with us, we believe health care providers gain enhanced credibility, public support and patient confidence, leading to improved sales and customer loyalty, so critical to long-term viability in the market place. We believe we offer a unique opportunity for hospitals, insurance companies and other health care providers to differentiate themselves in their respective markets while achieving greater cost efficiencies and positively impacting corporate goals.

The process by which independent physicians become members of our Peer Review Board consist of an invitation sent to select medical professionals by direct mail, e-mail or fax with information about the industry, advantages of participating in our panel of specialists and potential income opportunities. As they reply to the invitation by calling us, one of our coordinators explains further how the process works and acquires necessary information to initiate the intake process. The medical professional is then instructed to complete an application. Once his application has been reviewed and accepted, he or she is then asked to send their curriculum vitae to us by means of fax, e-mail or submission through our website. Once the curriculum is received, it is promptly input into our platform and then verified and confirmed by the medical professional who sent it by accessing his private space on our website. Once confirmed, the curriculum becomes available in our search system so subscribers can find it. The whole process is managed by our proprietary enterprise software, which determines the status of each applicant and controls the workflow, guiding actions to be taken by coordinators and the system. These actions include automate response and reminders by fax or e-mail, schedule of phone calls, among others.

Our Growth Strategy

Given the challenges facing physicians, successful practices must take proactive steps to combat negative trends and improve their overall financial performance. Our Member Benefits Programs will be designed to improve practice operations and processes can be streamlined to reduce costs and increase revenue.

There are two broad classifications of Members Benefits opportunities. They are Revenue and Expense Cycle Management. Our Revenue Cycle Management relates to all of the processes, sub-processes and enabling technologies associated with the initial contact through the collection of inbound revenue. Solutions may include new practice protocols, contract negotiations, net collections improvements and new revenue opportunities.

Our Expense Cycle Management Solutions will include forming a Group Purchasing Organization. This GPO will be supported by acquisition of related expense side suppliers. This approach will leverage a single physician member purchasing power by the combined volumes of all participating members.

This Member Benefit as a cost reduction strategy will focus on reducing the internal costs and maintain tighter control over supplies and related spending. In summary, we believe our national network of Member Physicians gives us substantial market position, negotiating and purchasing power. We expect that the Member Benefits, Revenue and Expense Cycle Management solutions previously discussed will continue to develop long-term financial relationships with physicians and their practices. However, there can be no assurances that we will obtain substantial market position, negotiating and purchasing power in the foreseeable future.

EMPLOYEES

As of the date of this Prospectus we employ ten (10) people on a full-time basis, including 3 persons in management, 4 in operations and 3 in physician recruitment and member benefits. If we receive proceeds from the Purchase Options, or otherwise obtain other additional financing, we expect to hire up to 25 new employees over the next few years in the areas of sales and marketing, public relations, physician education, technology and customer support. We anticipate that we will hire several members to our sales, marketing, research and development, regulatory and administrative staff during the course of 2009. However, there are no assurances that we will obtain any additional funds in the future. See “Risk Factors.” We are in the process of recruiting additional employees of high skill, and our success will depend in part upon our ability to retain such employees and attract new qualified employees who are in great demand. None of our employees are members of a union. We consider our employee labor relations to be good.

PROPERTY

At the present time, we do not own any real estate. Currently we rent approximately 8,000 sq. ft. of prime office space in Boca Raton, Florida, from 5th Avenue Real Estate Development, Inc., a corporation controlled by our CEO. The lease expires in 2011, is non-cancelable, and carries no additional renewal option. The required monthly payment is $14,700 plus costs of approximately $5,158 per month. Rent expense incurred under the lease in 2006 and 2007 was approximately $238,000 each year. Subsequent to December 31, 2007, future minimum payments under the lease are approximately $930,000 including $238,296 per year from 2008 through 2010, and $218,438 in

2011. We believe that the general physical condition of our executive offices is adequate to satisfy our current needs. It is not our policy to acquire properties for capital gain or rental income. We believe that the annual rental cost of $168,000 is comparable for similar space in the area, and has been arrived at in an arms-length process of comparing cost per square foot of comparable office space in the geographical area. As such, the Board of Directors has found renting office space from an entity owned by our CEO not to be a conflict of interest. See “Certain Relationships and Related Transactions.”

We also lease space for IRI’s offsite storage at Stor-A-Way, 550 S H35 Round Rock, TX 78681. IRI pays $69.00 per month, on a month to month lease.

LEGAL PROCEEDINGS

In July 2006, we entered into a Consent Order with the State of Georgia, which, acting on a complaint by a shareholder, asserted that Merge Media/Ebiznet, Inc., a non-operating affiliate of our Company, and we offered and sold securities in Georgia in violation of the securities laws of that State. One accredited investor purchased shares of Merge Media in 2000. The shareholder did not purchase our securities but received shares as part of the distribution of Merge Media’s shares to its shareholders. Due to our failure to timely respond to the State of Georgia, the Georgia Secretary of State obtained a default judgment. In order to settle the matter without incurring further costs and expenses, we negotiated a Consent Agreement and Order with the Georgia Secretary of State. Without our admitting or denying the allegations, we offered a full rescission to the shareholder of her original $15,000 investment, which she accepted and payment in full was made to her. We also made payment of the fine imposed to cover the State of Georgia’s costs. The State of Georgia agreed to vacate the Judgment against us.

In October 2005, we commenced legal action in the District Court of the 62nd Judicial District, Hopkins County, Texas against a former officer of our subsidiary, Independent Review, Inc., alleging, among other things, that the former officer had breached his fiduciary duties owed to us and was attempting to operate IRI without proper authority. In September 2006, the District Court of the 345th Judicial District, Travis County, Texas, where the case had been moved, ruled that we did own 100% of IRI.

A law firm which represented us temporarily during the aforesaid legal proceedings did, in March 2006, assert that we owed the firm approximately $31,500 in legal fees. We responded to this demand by denying the allegation, alleging that the fees submitted for payment were unearned. We have not been served with a complaint, or otherwise heard further since providing our response.

To our knowledge, there are no other legal proceedings by or against us, either pending or contemplated.

COMPETITION

Many companies within the medical expert industry are larger, more established and better capitalized. We have marginal sales, net losses and limited funds for marketing. Our competitors fall into three different categories:

(a)	Directories of Experts. Directories are maintained by several organizations and service companies, e.g. West Law, Lexus Nexus, Seek, America Medical Association, and other online providers.

(b)	Referral Services. Almost any employment agency can handle search and recruitment of a part time medical consultant. There are numerous companies specializing in the medical placement field.

(c)

Sole Service Providers. These companies are similar to Peer Review’s IRI division, in that they maintain their own panel of providers or employees and they decide who to assign required work. A search in Dunn and Bradstreet will reveal about 350 different companies.

We believe our platform and business plan will offer a competitive advantage over these competitors in the future. Our plan is to meld together the advantages of the several types of competitors, and infusing it with a new collaborate technology. Like directories, we have a vast panel representing many medical specialties and geographic locations. But unlike Directories, we maintain vast amount of information about our physicians, with a searchable

Data Archive of their complete curriculum vita. The disadvantage of Directory or Referral Services is that the client must expend a lot of effort to screen through physicians and contact the physician directly. Our customer relations process handles the communication and determines which of the chosen professionals are interested in the work assignment. Our methods allow the Client to search, review and chose a “short” list of qualified physicians and send a request for proposal to the list. Physicians can review case details and if interested, responds with a quote for services. To our knowledge and unlike all the competitors in the industry, we expect to offer an advantageous case management system where the client can identify case parties, documents, authorities to upload and/or view documents, and request documents from others.

TRADEMARKS/TRADENAMES/INTELLECTUAL PROPERTY

We have no patents pending but maintain strong intellectual property controls. All employees are subject to a Non-Disclosure and Intellectual Property and Ownership Agreement.

GOVERNMENT REGULATIONS

Any entity can state that they are an independent review organization (“IRO”). However, registration or certification is required in order to be eligible for assignment of statutory or regulatory work from government agencies (i.e. state departments of insurance). Licensing is only required for companies who wish to work for the State Department of Insurance. There is no licensing requirements to do commercial (for attorneys or insurance companies) or private (individual consumers) payer work for medical review. We are registered or a certified IRO in the states in which we conduct business.

In the State of Texas, our subsidiary IRI has been registered by the Texas Department of Insurance since 1999 to the present for statutory work for review of medical necessity denials by private insurance carriers for the state (registration #05055). We may make applications to other states sometime at a later date.

There are no other existing government regulations, nor are we aware of any regulations being contemplated that would adversely affect our ability to operate. To date, governmental regulations have not materially restricted the use or development of our business. However, new laws may have an impact on our ability to market our services in accordance with our business plan. See “Risk Factors.”

MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

The following table sets forth information regarding our executive officers and directors:

Name of Director/ Executive Officer	Age	Position(s)	Period Served

Willis Hale	53	Chairman of the Board, CEO CFO & President	Inception to present

David Larry	74	Director, Secretary	Inception to present

David Hernandez	47	Vice President of Business Development	08/2007 to present

Our Articles of Incorporation and Bylaws provide that the number of members of our Board of Directors shall be established from time to time by our Board of Directors. As of the date of this Prospectus, we have two (2) members of our Board. Directors are elected by the shareholders at the annual meeting and serve until their successors are duly elected and qualified. Directors are elected for a term of one (1) year. All our officers serve at the discretion of our Board of Directors.

The following is a biographical summary of the business experience of our Directors and executive officers:

Willis B. Hale, 53, is our founder and has been our Chairman of the Board, Chief Executive Officer and President from inception (June 2001) to the present. He was the founder (2000) and has served in similar capacities with Merge Media, Inc., presently a non-operating company. From 1993 to 1998 Mr. Hale was a corporate development advisor creating a variety of business plans, medical treatment protocols, state licensing programs for mortgage brokerage, online merchant accounts and accounting systems, streaming video and a wide range of related technology activities. From 1998 to 2007, Mr. Hale served as CEO, and was control shareholder, of eBIZNet.com Inc., a publicly listed company that since changed its name to Biomedtex, Inc. From 1973 through 1976 he was a Maintenance Officer, Advanced Avionics systems for the U.S. Navy (at Pensacola, Florida) and from 1971 to 1973 he studied environmental engineering at the University of Tennessee. He also attended the University of West Florida, studying Business Administration. He devotes substantially all of his business time to our affairs.

David W. Larry, 74, has been Secretary and a Director of our Company since our inception in 2001. Prior, he had been engaged as a product design and development consultant since 1985. Mr. Larry graduated from the University of Florida in 1960 with a degree in engineering. Over the course of his career as an employee of private defense contractors, he was involved in a variety of aerospace electronic design and development programs for NASA and the U.S. Air Force. Additionally, he has designed, developed and manufactured a variety of electronic equipment for the steel-coin operated game, security and emergency medical industries. He devotes substantially all of his business time to our affairs.

David Hernandez, 47, has been our Vice President of Business Development since August 2007. Prior, from August 2004 to July 2007, he was employed as Vice President of Sales and Marketing for Medical Institutional Services, Inc., a secondary pharmaceutical wholesaler and distributor of medical supplies to solo and multi-location physician practices and pharmacies. From 2001 to July 2004, he was employed as COO for Accumed Billing and Management Corporation, where he developed and managed seven physician practices in the South Florida area. Mr. Hernandez simultaneously served as Vice President of Sales and Marketing for another division of Accumed-Lifeline Pharmacy, a chronic diseases specialty pharmacy servicing HIV and transplant patients throughout Florida. From 1998 to 2001, he owned and operated two urgent care family practice offices in Palm Beach County where he got extensive experience in negotiating provider contracts with insurance companies and workers compensation insurers. From 1990 to 1998, he served as a consultant to various developmental physician practices advising in finance and marketing. From 1984 to 1990, he was CEO of Cardiac Monitoring Innovations, Inc., a company specializing in twenty-four hour transtelephonic cardiac monitoring service. Mr. Hernandez received a degree from Western New England College in 1982. He devotes substantially all of his business time to our affairs.

BOARD COMMITTEES

As of the date of this Prospectus we do not have any committees of our Board of Directors. We expect to appoint outside Directors to serve on our Board in the near future, but as of the date of this Prospectus we have not identified such prospective Directors. Once appointed, we expect to form an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominating Committee.

FAMILY RELATIONSHIPS

There is no family relationship between any of our Directors or executive officers.

EXECUTIVE COMPENSATION

REMUNERATION

Following is a table containing the aggregate compensation paid to our Chief Executive Officer. No other officer or Director received aggregate compensation exceeding $100,000 during our fiscal years ended December 31, 2008, 2007, 2006 and 2005:

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen- sation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compen- sation ($) (i)	Total ($) (j)

Willis B. Hale,	2005	$175,000	$0	$0	$0	$0	$0	$0	$175,000
CEO and President	2006	$175,000	$0	$0	$0	$0	$0	$0	$175,000
	2007	$175,000	$0	$0	$0	$0	$0	$0	$175,000
	2008	$175,000	$0	$0	$0	$0	$0	$0	$175,000

COMPENSATION OF DIRECTORS

Our directors are currently not being compensated and we expect no compensation to be paid until we obtain profitability. Our Board will convene at that time to determine an appropriate compensation package for our Directors. However, it is not anticipated that any of our executive officers will receive material compensation in the foreseeable future. Although no payments to Directors have been made, they may be reimbursed for actual expenses incurred for each meeting of the Board which they attend.

STOCK PLAN

In 2001 we adopted the “2001 Equity Incentive Plan” (the “Plan”). The Plan is administered by our Board of Directors. This Plan provides for the grant of incentive and non-qualified stock options that may be issued to key employees, non-employee directors, independent contractors and others, and we have reserved 8,000,000 shares of our Common Stock for issuance under the Plan. The options are to be granted for a term of not more than ten (10) years for Non-Qualified Stock Options and not more than five (5) years for Incentive Stock Options and other terms and conditions that are usual and customary.

As of the date of this Prospectus no options or shares have been issued.

EMPLOYMENT AGREEMENT

On January 1, 2007, we entered into a five (5) year employment contract with Willis B. Hale, our CEO. Pursuant thereto, Mr. Hale received an annual salary of $175,000 for the fiscal year ending December 31, 2007, with an annual increase of $25,000 for 2008, then 20% increases per year for the following three years. Unpaid sums are accrued on our books and are payable as and when we have sufficient working capital to fund our current needs.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains certain information regarding beneficial ownership of our Common Stock as of the date of this Prospectus by (i) each person who is known by us to own beneficially more than 5% of our Common Stock, (ii) each of our officers and Directors, and (iii) all Directors and executive officers as a group. The number of shares included in the table below include shares of our Common Stock underlying outstanding Convertible Preferred Stock held by each person and our officers and Directors as a group. See “Description of Securities – Preferred Stock.”

			Percentage of Ownership Assuming Fully Diluted (2)
Name and Address Of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percentage of Ownership (1)	Number of Shares	Percent

Willis Hale (3)(4) 1450 S. Dixie Highway, Suite 201 Boca Raton, FL 33431	5,245,000	60.9%	5,245,000	61.1%

David Larry 6842 SW 18, Court North Lauderdale, FL 33068	200,000	2.3%	200,000	2.3%

All Executive Officers and Directors as a group (3 persons)	5,445,000	63.2%	5,445,000	63.4%

_________________

(1)	Based on 8,264,126 shares of our Common Stock issued and outstanding.
(2)	Based on 8,588,066 shares of our Common Stock issued and outstanding after exercise of the 323,940 Purchase Options into 323,940 shares of our Common Stock.
(3)	These shares are held under the Hale Family Trust. Willis Hale, our Chief Executive Officer, is the trustee of the Hale Family Trust.
(4)	Hale Family Trust also owns 345,000 shares of Series II Convertible Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Willis Hale, our Chairman, CEO, President and principal shareholder, is owed various sums as of the date of this Prospectus. The amounts are accrued yearly pursuant to Mr. Hale’s employment agreement with us. See “Executive Compensation.” As of September 30, 2008, the balance due was $2,574,413. As of this date, no interest has been accrued to this balance. See “Certain Relationships and Related Transactions.”

Dave Larry, our Director and minority shareholder, is owed $208,132 pursuant to a loan agreement. This loan has monthly payments of $3,125, is unsecured, accrues interest at the rate of 9.75% per annum and has a 3 year term, with a balloon payment of all unpaid principal and interest due on expiration January 31, 2010. See “Certain Relationships and Related Transactions.”

We rent space under an office lease from a corporation controlled by Mr. Willis Hale, our CEO, President, Chairman of the Board and our principal shareholder. The lease expires in 2011, is non-cancelable, and carries no additional renewal option. The required monthly payment is $14,000 plus costs of approximately $5,158 per month. Rent expense incurred under the lease in 2006, 2007 and for the nine months ended September 30, 2008, was approximately $238,000, $238,000, and $176,474, respectively. Subsequent to December 31, 2007, minimum payments under the lease are approximately $238,296 per year from 2008 through 2010, and $218,438 in 2011. The rental rate was determined by our Board to be competitive to office rental rates in the area. The lease payments are accrued. As of September 30, 2008, we owed a balance of $921,737 for such lease payments.

We believe that the transactions described above were fair to us and were as favorable to us as those that we might have obtained from non-affiliated third parties, given the circumstances under which such transactions were proposed and effectuated.

DESCRIPTION OF SECURITIES

COMMON STOCK

There are 45,000,000 shares of Common Stock, $.001 par value, authorized, with 8,264,126 shares issued and outstanding. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding Preferred Stock. Upon a liquidation, dissolution or winding up of the corporation, the holders of Common Stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding Preferred Stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered herein will be, when issued and paid for, fully paid and non-assessable. Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of directors, at a general shareholder meeting, and may elect all of the directors standing for election. We have no present intention to pay cash dividends to the holders of Common Stock.

PREFERRED STOCK

Although we are not registering our Preferred Stock, we are authorized pursuant to our Articles of Incorporation to issue up to 5,000,000 shares of Preferred Stock with 1,000,000 shares have been designated as Series I Convertible Preferred Stock (“Series I”). The Series I has a par value of $.001, is convertible into three shares of our Common Stock with no further consideration, issued upon terms and conditions as may be designated by the Board of Directors at or prior to issuance. No Series I shares were outstanding as of the date of this Prospectus. A further 1,000,000 shares have been designated as Series II Convertible Preferred Stock (“Series II”). The Series II has a par value $.001, and is convertible into one share of our Common Stock one year after the first public market trading date of our Common Stock with no further consideration. 1,000,000 Series II shares were outstanding as of September 30, 2008. In addition, we designated 1,000,000 shares as Series III Convertible Preferred Stock (“Series III”). The Series III has a par value of $.001, and is convertible into one share of our Common Stock at any time with no further consideration, and automatically converts to Common Stock on the third anniversary of the issue date. No Series III shares were outstanding as of the date of this Prospectus. The balance of 2,000,000 Preferred Stock remains as “no par value undesignated Preferred Stock.”

All shares of the designated and the undesignated Preferred Stock are issuable on such other terms and conditions as the Board may determine at or prior to issuance, without further action of the stockholders. Such preferred shares may or may not be: issued in series, convertible into shares of Common Stock, redeemable by the Company and entitled to cumulative dividends. Other terms and conditions may be imposed at the time of issuance. Should some or all of the outstanding or future issues of Convertible Preferred Stock be exchanged for shares of Common Stock, the resulting increase in the number of issued and outstanding Common Stock may or may not have a depressive effect on the market value of our Common Stock. Unless specifically issued without such rights, the holders of Preferred Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Future issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede an acquisition or other business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our shareholders, the

Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any Preferred Stock.

Each share of authorized Capital Stock (Common Stock and Preferred Stock) is entitled to one vote. Cumulative voting in the election of Directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of Directors, at a general shareholder meeting, and may elect all of the Directors standing for election.

PURCHASE OPTIONS

Each Purchase Option (“Purchase Options”) will entitle the holder to purchase one share of our Common Stock at an exercise price of $17.50, exercisable within 90 days of an effective registration statement. Pursuant to the terms of the Purchase Options, we have arbitrarily established the exercise price. Commencing after such period, we may redeem the Purchase Options at $0.05 per Purchase Option, upon mailing a notice of redemption. The exercise price of the Purchase Options and the number of shares of Common Stock that may be issued upon the exercise of the Purchase Options will be adjusted at the sole discretion of the Board upon the occurrence of specific events, including stock dividends, stock splits, combinations or reclassifications of our Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger other than a consolidation or merger in which we are the surviving corporation, or sale of all or substantially all of our assets, in order to enable the Purchase Option holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Purchase Option. The holder of any Purchase Option may exercise the Purchase Option by surrendering and notifying us within the first 90 days after our Common Stock has become publicly trading, with the subscription form properly completed and executed, together with payment of the exercise price. No fractional shares will be issued upon the exercise of the Purchase Option. The exercise price of the Purchase Option bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered in this Offering.

We may make such modifications to the Purchase Options as we consider necessary and desirable that do not adversely affect the interests of the Purchase Option holders. We may, in our sole discretion, lower or raise the exercise price of the Purchase Options after a period of no less than 30 days prior written notice to the Purchase Option holders.

TRANSFER AGENT AND REGISTRAR

Upon our registration statement being declared effective by the SEC, of which this Prospectus is a part, we intend to retain Transfer Online, Inc. as our transfer agent and registrar for our Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

In the event our Common Stock is approved for trading in the future, of which there can be no assurance, market sales of shares of our Common Stock after this Offering and from time to time, and the availability of shares for future sale, may reduce the market price of our Common Stock. Sales of substantial amounts of our Common Stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our Common Stock and could impair our future ability to obtain capital, especially through an offering of equity securities. After the effective date of the registration statement of which this Prospectus is a part, all of the shares sold in this Offering will be freely tradeable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

RULE 144

Rule 144, adopted by the Securities and Exchange Commission pursuant to the Securities Act of 1933, generally provides an exemption for the resale or privately offered securities provided the conditions of the rule are met, which include, among other limitations, that the securities be held for a minimum of six months due to the fact that we are a reporting company pursuant to the Securities Exchange Act of 1934, as amended. Consequently, our Shareholders may not be able to avail themselves of Rule 144 or otherwise be readily able to liquidate their investments in the event of an emergency or for any other reason, and neither the Shares nor the securities included therein may be accepted as collateral for a loan. If such non-affiliate has owned the shares for at least six months, he or she may sell the shares without complying with any of the restrictions of Rule 144. However, all of the holders of our Common Stock have agreed to “lock-up” their shares of our Common Stock for 18 months following the date of this Prospectus.

LOCK-UP OF SHARES

Included in the subscription agreement for the Units sold in our recent private offering, subscribers have agreed to be further restricted from any transfer or re-sell of their securities for 18-months after our Common Stock has been quoted on a public stock exchange. The Common Stock issued to investors bear as a legend on the certificate such 18-month contractual agreement. Such Contractual Holding Period may be increased or decreased by shareholder approval.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the Offering, a substantial interest, direct or indirect, in the Company or any of its parents or subsidiaries. Nor was any such person connected with the Company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon by Andrew I. Telsey, P.C., Englewood, Colorado.

EXPERTS

The consolidated financial statements of Peer Review Mediation & Arbitration, Inc. as of and for the years ended December 31, 2007 and 2006 included herein, have been audited by Ronald R. Chadwick, P.C., independent registered public accountants, as indicated in their reports with respect thereto, and are in reliance upon the authority of said firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act” or “Securities Act”) may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ADDITIONAL INFORMATION

We file reports and other information with the Securities and Exchange Commission. We have also filed a registration statement on Form S-1, including exhibits, with the SEC with respect to the shares being offered in this Offering. This Prospectus is part of the registration statement, but it does not contain all of the information included in the registration statement or exhibits. For further information with respect to us and our Common Stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 100 F. St. NE, Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov. The SEC’s toll free investor information service can be reached at 1-800-SEC-0330.

FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ending December 31, 2007 and 2006, and our unaudited financial statements for the nine month period ended September 30, 2008, are set forth on pages F-1 through F-13.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS, OR OF ANY SALE OF OUR COMMON STOCK.

Peer Review Mediation & Arbitration, Inc.

323,940 Shares of Common Stock

PROSPECTUS

__________________, 2009

PEER REVIEW MEDIATION AND ARBITRATION, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007,

and September 30, 2008 (Unaudited)

PEER REVIEW MEDIATION AND ARBITRATION, INC.

Consolidated Financial Statements

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets	F-2
Consolidated statements of income and comprehensive income	F-3
Consolidated statements of stockholders’ equity	F-4
Consolidated statements of cash flow	F-5-F-6
Notes to consolidated financial statements	F-7

RONALD R. CHADWICK, P.C.

Certified Public Accountant

2851 South Parker Road, Suite 720

Aurora, Colorado 80014

Telephone (303)306-1967

Fax (303)306-1944

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Peer Review Mediation And Arbitration, Inc.

Boca Raton, Florida

I have audited the accompanying consolidated balance sheets of Peer Review Mediation And Arbitration, Inc. as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peer Review Mediation And Arbitration, Inc. as of December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit and stockholders’ deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are might result from the outcome of this uncertainty.

Ronald R. Chadwick, P.C.

RONALD R. CHADWICK P.C.

Aurora, Colorado

March 12, 2008

PEER REVIEW MEDIATION AND ARBITRATION, INC.

CONSOLIDATED BALANCE SHEETS

	Dec. 31, 2006	Dec. 31, 2007	September 30, 2008
			(Unaudited)
ASSETS
Current assets
Cash	$288,568	$198,256	$—
Accounts receivable	3,697	—	3,892
Marketable securities	116,463	3,632	2,964
Total current assets	408,728	201,888	6,856

Fixed assets	57,750	65,621	65,621
Less accumulated depreciation	(32,305)	(43,743)	(52,015)
Other assets		500	500
	25,445	22,378	14,106

Total Assets	$434,173	$224,266	$20,962

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Bank Overdraft. Accrued payables	$52,283	$74,259	$1,770 139,268
Related party payables	1,441,642	1,629,115	1,859,017
Notes payable — current portion	22,118	20,277	10,371
Related party loans	429,286	926,441	944,920
Total current liabilities	1,945,329	2,650,092	2,955,346

Total Liabilities	1,945,329	2,650,092	2,955,346

Stockholders’ Equity
Preferred stock, Series II, $.001 par value; 1,000,000 shares authorized; convertible; 1,000,000 issued and outstanding	1,000	1,000	1,000
Common stock, $.001 par value;45,000,000 shares authorized;8,036,040 (2006), 8,118,126 (2007),and 8,264,126 (2008)shares issued and outstanding	8,036	8,118	8,264
Additional paid in capital	5,961,794	6,367,728	6,985,082
Accumulated deficit	(7,468,284)	(8,791,404)	(9,916,794)
Accumulated other comprehensive income (loss)	(13,702)	(11,268)	(11,936)
Total Stockholders’ Equity	(1,511,156)	(2,425,826)	(2,934,384)

Total Liabilities and Stockholders’ Equity	$434,173	$224,266	$20,962

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2008
			(unaudited)	(unaudited)

Revenue	$79,455	$114,386	99,356	54,574
Cost of sales	53,176	64,894	58,594	21903
	26,279	49,492	40,762	32,671

Expenses:
Depreciation	11,186	11,438	9,717	8,272
Selling, general and administrative	1,412,128	1,398,714	1,075,755	1,148,808
	1,423,314	1,410,152	1,085,472	1,157,080

Loss from operations	(1,397,035)	(1,360,660)	(1,044,710)	(1,124,409)

Other income (expense)
Interest (expense)	(2,452)	(2,193)	(1,765)	(981)
Realized gain (loss) on securities	(722)	39,733	39,733
	(3,174)	37,540	37,968	(981)

Income (loss) before provision for income taxes	(1,400,209)	(1,323,120)	(1,006,742)	(1,125,390)

Provision for income tax	—	—

Net income (loss)	$(1,400,209)	$(1,323,120)	(1,006,742)	(1,125,390)

Other comprehensive income (loss) - net of tax
Unrealized gain (loss) on securities	(13,702)	2,434	2,228	(668)

Comprehensive income (loss)	$(1,413,911)	$(1,320,686)	(1,004,514)	(1,126,058)

Net income (loss) per share (Basic and fully diluted)	$(0.18)	$(0.16)	(0.12)	(0.14)

Weighted average number of common shares outstanding	7,906,170	8,075,845	8,065,503	8,201,293

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Preferred Stock – Series II
	Shares	Amount $.001 par	Shares	Amount	Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Stock- Holders’ Equity

Balances at December 31, 2005	7,776,300	$7,776	1,000,000	$1,000	$4,545,770	$(6,068,075)	$-	$(1,513,529)
Sales of common stock	217,740	218	-	-	994,903	-	-	995,121
Compensatory stock issuances	42,000	42	-	-	300,333	-	-	300,375
Sales of common stock options	-	-	-	-	5,830	-	-	5,830
Paid in capital	-	-	-	-	114,958	-	-	114,958
Unrealized gain (loss) on securities	-	-	-	-	-	-	(13,702)	(13,702)
Income (loss) for the year	-	-	-	-	-	(1,400,209)	-	(1,400,209)

Balances at December 31, 2006	8,036,040	$8,036	1,000,000	$1,000	$5,961,794	$(7,468,284)	$(13,702)	$(1,511,156)
Sales of common stock	78,136	78	-	-	390,565	-	-	390,643
Compensatory stock issuances	3,950	4	-	-	11,796	-	-	11,800
Sales of common stock options	-	-	-	-	3,573	-	-	3,573
Unrealized gain (loss) on securities	-	-	-	-	-	-	2,434	2,434
Income (loss) for the period	-	-	-	-	-	(1,323,120)	-	(1,323,120)

Balances at December 31, 2007	8,118,126	$8,118	1,000,000	$1,000	$6,367,728	$(8,791,404)	$(11,268)	$(2,425,826)
Sales of common stock – cash	96,000	96	-	-	425,104	-	-	425,200
Sales of common stock- cash ($50) and services ($184,950)	50,000	50	-	-	184,950	-	-	185,000
Sales of common stock options-cash	-	-	-	-	4,800	-	-	4,800
Sales of common stock options-services	-	-	-	-	2,500	-	-	2,500
Unrealized gain (loss) on securities	-	-	-	-	-	-	(668)	(668)
Income (loss) for the period	-	-	-	-	-	(1,125,390)	-	(1,125,390)

Balances at Sept. 30, 2008 (unaudited)	8,264,126	$8,264	1,000,000	$1,000	$6,985,082	$(9,916,794)	$(11,936)	$(2,934,384)

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Nine Months Ended Sept. 30, 2007 (unaudited)	Nine Months Ended Sept. 30, 2008 (unaudited)

Cash Flows From Operating Activities:
Net income (loss)	$(1,400,209)	$(1,323,120)	(1,006,742)	(1,125,390)

Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation	11,186	11,438	9,717	8,272
Accounts receivable	2,346	3,697	1,097	(3,892)
Other assets	1,065	(500)	(500)
Bank Overdraft Accrued payables	10,263	21,976	9,946	1,770 65,009
Related party payables	233,328	187,473	123,248	229,902
Compensatory equity issuances	300,375	11,800	20,800	187,450
Realized (gain) loss on sale of securities	722	(39,733)	(39,733)
Net cash provided by (used for) operating activities	(840,924)	(1,126,969)	(882,167))	(636,879)

Cash Flows From Investing Activities:
Fixed assets	(3,532)	(7,871)	(7,072)	—
Sales of marketable securities	5,581	154,998	154,998	—
Net cash provided by (used for) investing activities	2,049	147,127	147,971	—

(Continued on Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued From Previous Page)

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Nine Months Ended Sept. 30, 2007 (Unaudited)	Nine Months Ended Sept. 30, 2008 (Unaudited)

Cash Flows From Financing Activities:
Notes payable – payments	(11,808)	(1,841)	(2,250)	(9,906)
Related party loans	37,347	497,155	350,407	18,479
Sales of common stock	995,121	390,643	275,343	425,250
Sales of options	5,830	3,573	2,003	4,800
Net cash provided by (used for) financing activities	1,026,490	889,530	625,503	438,623

Net Increase (Decrease) in Cash	187,615	(90,312)	(108,693)	(198,256)
Cash At The Beginning Of The Period	100,953	288,568	288,568	198,256
Cash at the End of the Period	$288,568	$198,256	179,875	—

Schedule of Non-Cash Investing and Financing Activities

In 2006 the Company recorded paid in capital of $114,958 from related party debt relief, and acquired

$136,468 in marketable securities from a related party in exchange for related party payable in the same amount.

Supplemental Disclosure

Cash paid for interest	$2,678	$1,910	$1,106	$981
Cash paid for income taxes	$—	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007(audited) and September 30, 2008 (unaudited)

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Peer Review Mediation And Arbitration, Inc. (“PRMA”, the “Company”), was incorporated in the State of Florida on April 16, 2001. The Company provides peer review services and expertise to law firms, medical practitioners, insurance companies, hospitals and other organizations in regard to personal injury, professional liability and quality review.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of PRMA and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of nine months or less as cash equivalents.

Income tax

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (“SFAS 109”). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2006 and 2007 the Company had net operating loss carryforwards of approximately $7,500,000 and $8,800,000 which begin to expire in 2021. The deferred tax asset of approximately $2,900,000 and $3,400,000 in 2006 and 2007 created by the net operating losses have been offset by a 100% valuation allowance. The change in the valuation allowance in 2006 and 2007 was $546,082 and $513,485.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007 (audited) and September 30, 2008 (unaudited)

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Net income (loss) per share

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company’s preferred stock (if any), are not included in the computation if the effect would be anti-dilutive and would increase the earnings or decrease loss per share.

Property and equipment

Property and equipment are recorded at cost and depreciated under the straight line method over each item’s estimated useful life. At December 31, 2006 and 2007, and September 30, 2008 the Company had an office equipment balance of $57,750, $65,621, and $65,621 with corresponding accumulated depreciation of $32,305, $43,743, and $49,006. Depreciation expense for 2006, 2007, and the nine months ended September 30, 2008 was $11,186, $11,438, and $8,272.

Revenue recognition

Revenue is recognized on an accrual basis after services have been performed under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company’s revenues to date have been earned primarily from consulting fees for arranging medical expert insurance case review.

Financial Instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and due to related parties, as reported in the accompanying balance sheets, approximates fair value.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company regularly reviews the carrying value of intangible and other long-lived assets for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If impairment testing indicates a lack of recoverability, an impairment loss is recognized by the Company if the carrying amount of a long-lived asset exceeds its fair value.

Products and services, geographic areas and major customers

The Company derives revenue from fees paid by users and subscribers for access to and use of the Company’s database of consulting professionals, and for quality review of

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007 (audited) and September 30, 2008 (unaudited)

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

insurance cases, although it does not separate these activities into operating segments. The Company’s sales are external and domestic.

Marketable Securities

The Company’s marketable securities are classified as available-for-sale, are presented in the balance sheets at fair market value, and consist entirely of equity securities. Gains and losses are determined using the specific identification method. The change in unrealized gains and losses in 2006, 2007 and for the nine months ended September 30, 2008 was $(13,702), $2,434, and $(668).

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) under Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. Unrealized gains (losses) from marketable securities are reported as other comprehensive income (loss) in the consolidated statements of income and comprehensive income and as accumulated other comprehensive income (loss) in stockholders’ equity.

Stock based compensation

The Company accounts for employee and non-employee stock awards under SFAS 123(r), whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

NOTE 2. RELATED PARTY TRANSACTIONS

As of December 31, 2006 and 2007, and September 30, 2008 the Company owed related parties $1,441,642, $1,629,115 and $1,859,017 for operating payables. The Company also owed related parties at each date $429,286, $926,441 and $944,920 for working capital loans.

In 2006, pursuant to a court ruling over a control dispute, the Company was relieved of debt obligations to two former officers in the amount of $114,958, which the Company recorded as paid in capital. In 2006 the Company acquired $136,468 in marketable securities from a related party in exchange for a recorded payable to the related party in the same amount.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007 (audited) and September 30, 2008 (unaudited)

NOTE 2. RELATED PARTY TRANSACTIONS (Continued):

During the nine months ended September 30, 2008 the Company issued 10,000 common shares and 10,000 warrants to a related party for $50 in cash and $37,500 in services.

NOTE 3. LEASE COMMITMENT

The Company rents space under an office lease from a corporation controlled by an officer. The lease expires in 2011, is non-cancellable, and carries no additional renewal option. The required monthly payment is $14,000 plus costs of approximately $5,158 per month. Rent expense incurred under the lease in 2006 and 2007 was approximately $238,000 each year, and for the nine months ended September 30, 2008 was $176,474. Subsequent to December 31, 2007 future minimum payments under the lease are approximately $930,000 including $238,296 per year from 2008 through 2010, and $218,438 in 2011.

NOTE 4. NOTES PAYABLE

At December 31, 2006 and 2007, and September 30, 2008 the Company had a note payable to a bank of $22,118, $20,277 and $10,371. The note bears interest at 8.5% per annum with possible periodic adjustments, is secured by various Company assets, requires monthly principal and interest payments of ranging from $1,250 down to $750 over the life of the loan, and is due in November 2009. The note is also due on demand at the lender’s discretion.

Interest expense under the note for the years ended December 31, 2006 and 2007, and the nine months ended September 30, 2008 was $2,452, $2,193 and $981 respectively. Accrued interest related to the note payable was $0, $173, and $96 at December 31, 2006 and 2007, and September 30, 2008.

NOTE 5. STOCKHOLDERS’ EQUITY

Common stock

The Company as of December 31, 2006 and 2007, and September 30, 2008 had 45,000,000 shares of authorized common stock, $.001 par value, with 8,036,040, 8,118,126, and 8,264,126 shares issued and outstanding.

Preferred stock

The Company as of December 31, 2006 and 2007, and September 30, 2008 had 5,000,000 shares of authorized preferred stock, out of which 1,000,000 shares have been designated as Series I convertible preferred stock (“Series I”). The Series I has a par value $.001, is convertible into nine shares of the Company’s common stock with no further

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007 (audited) and September 30, 2008 (unaudited)

NOTE 5. STOCKHOLDERS’ EQUITY (Continued):

consideration, and is issuable upon terms and conditions as may be designated by the Board of Directors at or prior to issuance. No Series I shares were outstanding as of December 31, 2006 and 2007, and September 30, 2008. A further 1,000,000 shares have been designated as Series II convertible preferred stock (“Series II”). The Series II has a par value $.001, and is convertible into one share of the Company’s common stock one year after the first public market trading date of PRMA’s common stock with no further consideration. 1,000,000 Series II shares were outstanding as of December 31, 2006 and 2007, and September 30, 2008. In addition, the Company has designated 1,000,000 shares as Series III convertible preferred stock (“Series III”). The Series III has a par value of $.001, and is convertible into one share of the Company’s common stock at any time with no further consideration, and automatically converts to common stock on the third anniversary of the issue date. No Series III shares were outstanding as of December 31, 2006 and 2007, and September 30, 2008.

Stock options

At December 31, 2006 and 2007, and September 30, 2008 the Company had stock options outstanding as described below.

Non-employee stock options

The Company accounts for non-employee stock options under SFAS 123(r), whereby option costs are recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Unless otherwise provided for, the Company covers option exercises by issuing new shares.

During 2006 the Company issued 116,590 common stock purchase options for $5,830 in cash, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. No options were exercised, expired or were cancelled, leaving a year end 2006 balance of 116,590 non-employee stock options outstanding. During the year ended December 31, 2007 the Company issued 71,453 common stock purchase options for $3,573 in cash, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. No options were exercised or expired, while 3,300 were canceled relating to an administrative adjustment, leaving a December 31, 2007 balance of 184,743 non-employee stock options outstanding. During the nine months ended September 30, 2008 the Company issued 146,000 common stock purchase options for $4,800 in cash and $2,500 in services, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. No options were exercised or expired, and 6,803 options were canceled related to an administrative adjustment for prior periods, leaving a September 30, 2008 balance of 323,940 non-employee stock options outstanding.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007 (audited) and September 30, 2008 (unaudited)

NOTE 5. STOCKHOLDERS’ EQUITY (Continued):

Employee stock options

The Company accounts for employee stock options under SFAS 123(r). Unless otherwise provided for, the Company covers option exercises by issuing new shares. There were no employee stock options issued or outstanding in 2006, 2007 or through September 30, 2008.

Stock option plan

As part of an overall Company compensation program, the Company in May 2001 adopted a stock option plan called “The Peer Review Mediation And Arbitration, Inc. 2001 Stock Option Plan (“the Plan”). The Plan provides a means whereby directors and officers, employees, consultants, contractors and others may be granted incentive stock options and/or nonqualified stock options to purchase shares of the Company’s common stock, in order to attract and retain the services of such persons. The number of shares subject to option under this Plan cannot exceed 1,500,000. The conditions of each option grant, including exercise price and length of term, shall be set by the Plan administrator. In no event shall the term of any incentive stock option under the Plan exceed ten years, or five years if granted to an optionee owning 10% or more of the stock of the Company. As of December 31, 2006 and 2007, and September 30, 2008 no options had been granted under the Plan.

NOTE 6. LEGAL PROCEEDINGS

In October 2005 the Company commenced legal action in the District Court of the 62nd Judicial District, Hopkins County, Texas against a former officer of the Company’s subsidiary Independent Review, Inc., alleging, among other things, that the former officer had breached his fiduciary duties to the Company and was attempting to operate IRI without proper authority. A control dispute ensued between the parties, until in September 2006 the District Court of the 345th Judicial District, Travis County, Texas, where the case had been moved, ruled that PRMA owned 100% of IRI. A law firm which represented the Company temporarily during the proceedings, has asserted that the Company owes the firm approximately $31,500 in legal fees, which the Company disputes as unearned.

The Company is a named party in a legal action filed by a mortgage lender against an entity related to the Company by common control, to foreclose on and take possession of the building in which the Company has its business headquarters.

PEER REVIEW MEDIATION AND ARBITRATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2007 (audited) and September 30, 2008 (unaudited)

NOTE 7. GOING CONCERN

The Company has suffered recurring losses from operations and has a working capital deficit and stockholders’ deficit, and in all likelihood will be required to make significant future expenditures in connection with continuing marketing efforts along with general administrative expenses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may raise additional capital through the sale of its equity securities, through an offering of debt securities, or through borrowings from financial institutions. By doing so, the Company hopes through increased marketing efforts to generate greater revenues from sales of its web based peer review, consulting, and quality review services to the medical and legal professions and to insurance companies. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by the Registrant are as follows. All amounts, other than the SEC registration fee, are estimates.

Amount to be Paid

SEC registration fee	$ 241
Legal fees and expenses	$40,000
Accounting fees and expenses	$31,000
Miscellaneous	$ 3,759

Total	$75,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Florida Statutes and our Articles of Incorporation, our directors and officers will have no personal liability to us or our shareholders for monetary damages incurred as the result of the breach or alleged breach by a director or officer of his “duty of care.” This provision does not apply to the directors’: (i) acts or omissions that involve intentional misconduct, fraud or a knowing and culpable violation of law, or (ii) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of his duties, including gross negligence.

The effect of this provision in our Articles of Incorporation is to eliminate the rights of our Company and our shareholders (through shareholder’s derivative suits on behalf of our Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) and (ii) above. This provision does not limit nor eliminate the rights of our Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. Section 607.0850 of the Florida Revised Statutes provides corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In June 2006, we close a private offering wherein we sold 101,150 shares of Common Stock at a price of $5.00 per share to 59 accredited investors and received gross proceeds of $505,750 therefrom. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Regulation D of the Securities Act, as amended. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein.

Also in June 2006, we issued 42,000 shares of Common Stock to 14 accredited investors as compensation for services. We relied upon the exemption from registration provided by Section 4(2) of the Securities Act, as amended, to issue these shares.

In December 2006 we closed a private offering of Units, each Unit consisting of one share of Common Stock and one option to purchase one share of stock, at a price of $5.00 per Unit. We sold 113,290 of these Units to 114 “accredited” investors, as that term is defined under the Securities Act of 1933, as amended (the “33 Act” or the

“Securities Act”), and received gross proceeds of approximately $566,450 therefrom. These securities were issued in reliance upon an exemption from registration afforded by Regulation D of the Securities Act, as amended. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein.

In December 2007 we closed a private offering of Units, each Unit consisting of one share of Common Stock and one option to purchase one share of stock, wherein we sold 71,453 Units to 49 “accredited” investors, as that term is defined under the Securities Act for gross proceeds of $357,265 ($5.00 per Unit). These securities were issued in reliance upon an exemption from registration afforded by the provisions of Regulation D of the Securities Act, as amended. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein.

Also in December 2007 we issued 6,676 shares of Common Stock in exchange for cash in the amount of $33,380 to 8 accredited investors at a price of $5.00 per share. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) of the Securities Act, as amended. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein. In December 2007, we also issued 3,957 shares of Common Stock as compensation for services. These securities were issued in reliance upon an exemption from registration afforded by Section 4(2) of the Securities Act, as amended. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein.

In June 2008 we closed a private offering of Units, each Unit consisting of one share of our Common Stock and one Purchase Option exercisable to purchase one shares of Common Stock at a price of $5.00 per Unit, wherein we sold 89,197 Units to 33 “accredited” investors for gross proceeds of $445,985. We relied upon the exemptions from registration provided by Regulation D promulgated under the 33 Act to issue these Units. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein.

In May 2008 we also issued 50,000 of these Units in consideration for services valued at $250,000 in favor of 5 persons. We relied upon the exemptions from registration provided by Section 4(2) promulgated under the 33 Act to issue these securities. There was no general solicitation or advertising in connection with the offer and sale of these securities and all sales were undertaken by our officers and directors, who received no compensation for their efforts therein.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description

3.1	Articles of Incorporation(1)
3.1.1	Amendment to Articles of Incorporation(1)
3.2	Restated By-Laws adopted April 2006(1)
3.3	Specimen stock Certificate(1)
5.1	Opinion of Andrew I. Telsey, P.C. re: legality(12)
10.1	Agreement for Exchange of Shares Between Registration and Independent Review, Inc. dated February 11, 2005(1)
10.2	Employment Agreement Between the Registrant and Willis Hale dated January 1, 2007(2)
10.3	Form of Priority Stock Option Agreement(3)
10.4	Form of Subscriber/Member Agreement(4)
10.5	Form of Advisory Board Member Agreement(5)
10.6	Commercial Lease dated December 1, 2001 Between the Registrant and 5th Avenue Real Estate Development, Inc. and Renewals Thereof(6)
10.7	Form of Lock Up Agreement (included in Registrant’s Subscription Agreement & Investment Letter)(10)
21.1	List of Subsidiaries(10)

23.1	Consent of Andrew I. Telsey, P.C.(12)
23.2	Consent of Ronald R. Chadwick, P.C.(12)
99	Privacy Policy of Registrant(7)
99.1	Letter of Intent between the Registrant and Dana Mediation Institute, Inc. dated May 2 2008 to acquire Mediation Training Institute International(8)
99.2	Letter of Intent between the Registrant and AmeriMed Corporation dated July 11, 2008 to acquire AmeriMed Corporation by ProMed Alliance, Inc., subsidiary of the Registrant(8)
99.3	Letter of Intent between the Registrant and Max Systems, Inc. dated April 24, 2008 to acquire Max Systems, Inc.(8)
99.4	Consent Order Issued August 14, 2006 by the Georgia Commissioner of Securities in Case Number ENSCF-00033(9)

____________________

(1)	Incorporated by reference to Form 10-SB Registration Statement filed July 2, 2007.
(2)	Incorporated by reference to amendment to Form 10-SB Registration Statement filed October 11, 2007 filed as Exhibit 10.1 therein.
(3)	Incorporated by reference to amendment to Form 10-SB Registration Statement filed October 11, 2007, filed as Exhibit 10.4 therein.
(4)	Incorporated by reference to amendment to Form 10-SB Registration Statement filed October 11, 2007, filed as Exhibit 10.8 therein.
(5)	Incorporated by reference to amendment to Form 10-SB Registration Statement filed October 11, 2007, filed as Exhibit 10.9 therein.
(6)	Incorporated by reference to amendment to Form 10-SB Registration Statement filed October 11, 2007, filed as Exhibit 10.10 therein.
(7)	Incorporated by reference to amendment to Form 10-SB Registration Statement filed October 11, 2007.
(8)	Incorporated by reference to Form 10-Q for Quarter Ended June 30, 2008 filed August 12, 2008, filed as Exhibits 99.1, 99.2 and 99.4, respectively, therein.
(9)	Incorporated by reference to Form 10-SB Registration Statement filed July 2, 2007, filed as Exhibit 10.5 therein.
(10)	Incorporated by reference to Form S-1 Registration Statement filed October 31, 2008
(11)	Incorporated by reference to Form S-1/A1 Registration Statement filed January 7, 2009
(12)	Filed herewith.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1)	File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(A)	Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B)

Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(C)	Include any additional or changed material information on the plan of distribution.

(2)

For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)

For determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A)	Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(B)	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C)

The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided , however , that no statement made in a registration statement or Prospectus that is part of the registration statement or Prospectus or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, State of Florida, on January 22, 2009.

PEER REVIEW MEDIATION & ARBITRATION, INC.

By:s/Willis Hale_______________________________
Willis Hale, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Willis Hale his attorney-in-fact and agent, with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

s/Willis Hale_____________________ Willis Hale	Chief Executive Officer, President, Chief Financial Officer and Director	January 22, 2009

s/David Larry____________________ David Larry	Secretary and Director	January 22, 2009